Exhibit 99.1

DIGIHOST TECHNOLOGY INC.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 7, 2024

DIGIHOST TECHNOLOGY INC.

110 Yonge St., Suite 1601

Toronto, ON M5C 1T4

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of subordinate voting shares (“SV Shares”) and proportionate voting shares (“PV Shares” together with the SV Shares, the “Shares”) of Digihost Technology Inc. (the “Corporation”) will be held at the offices of Peterson McVicar LLP, 110 Yonge St., Suite 1601, Toronto, ON M5C 1T4 on November 7, 2024 at 10:00 a.m. (Toronto time) for the following purposes, all as more particularly described in the enclosed management information circular (the “Circular”):

1.	to receive and consider the audited consolidated financial statements of the Corporation for the financial years ended December 31, 2023 and December 31, 2022 together with the auditor’s report thereon;

2.	to elect directors for the ensuing year;

3.	to appoint Raymond Chabot Grant Thornton LLP, as the auditors of the Corporation for the ensuing financial year and to authorize the directors of the Corporation to fix their remuneration;

4.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution providing the required annual approval of the Corporation’s 10% “rolling” stock option plan;

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution as set forth in the accompanying Circular, to approve the Corporation’s restricted share unit plan; and

6.	transacting such further and other business as may properly come before the Meeting or any adjournment thereof.

The board of directors (the “Board”) has fixed September 23, 2024 as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only Shareholders whose names have been entered in the registers of the Corporation as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

Notice-and-Access

The Corporation is utilizing the notice-and-access mechanism (the “Notice-and-Access Provisions”) that came into effect on February 11, 2013 under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations, for distribution of Meeting materials to registered and beneficial Shareholders.

Website Where Meeting Materials are Posted

The Notice-and-Access Provisions are a new set of rules that allow reporting issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) and one other website, rather than mailing paper copies of such materials to Shareholders. Electronic copies of the Circular, form of proxy, financial statements of the Corporation for the year ended December 31, 2023 (“Financial Statements”) and management’s discussion and analysis of the Corporation’s results of operations and financial condition for 2023 (“MD&A”) may be found on the Corporation’s SEDAR+ profile at www.sedarplus.ca and also on the Corporation’s transfer agent, Marrelli Trust Company Limited (“Marrelli Trust”) website at https://www.marrellitrust.ca/digihost-notice-access-agm-2024/. The Corporation will not use procedures known as “stratification” in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some Shareholders with this notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Circular.

Obtaining Paper Copies of Materials

The Corporation anticipates that using notice-and-access for delivery to all Shareholders will directly benefit the Corporation through a substantial reduction in both postage and material costs, and also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials. Shareholders with questions about notice-and-access can contact Marrelli Trust, toll-free at 1-844-MTCL-888 (682-5888), or by email at info@marrellitrust.ca. Shareholders may also obtain paper copies of the Circular, Financial Statements and MD&A free of charge by contacting the Company’s Corporate Secretary toll free at 1-888-DSA-CORP (372-2677). A request for paper copies which are required in advance of the Meeting should be sent so that they are received by the Company or Marrelli Trust, as applicable, by October 18, 2024 in order to allow sufficient time for Shareholders to receive the paper copies and to return their proxies or voting instruction forms to intermediaries not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario) prior to the time set for the Meeting or any adjournments or postponements thereof. Any requests for paper copies received by the Company after October 18, 2024 will be delivered to Shareholders in accordance with applicable securities law.

Voting

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournments or postponements thereof in person are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting or any adjournments or postponements thereof. A proxy or voting instruction form will not be valid unless it is delivered to the Corporation’s registrar and transfer agent, Marrelli Trust Company Limited, Proxy Department, by any of the following methods: by mail addressed to Marrelli Trust Company Limited, c/o Marrelli Transfer Services Corp. 82 Richmond Street East, 2nd Fl., Toronto, Ontario M5C 1P1; email at info@marrellitrust.ca; by fax at 416-360-7812 or online at www.voteproxy.ca not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.

A “beneficial” or “non-registered” Shareholder will not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting.

If you are a non-registered objecting beneficial owner of Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

Shareholders are reminded to review the Circular before voting.

DATED this 23rd day of September, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Michel Amar”

Michel Amar
Chief Executive Officer and Chairman

DIGIHOST TECHNOLOGY INC.

MANAGEMENT INFORMATION CIRCULAR

Digihost Technology Inc. (the “Corporation”) is utilizing the notice-and-access mechanism (the “Notice-and-Access Provisions”) that came into effect on February 11, 2013 under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) for distribution of this management information circular (the “Circular”) to both registered and non-registered (or beneficial) holders (“Shareholders”) subordinate voting shares (“SV Shares”) and proportionate voting shares (“PV Shares” together the SV Shares, the “Shares”) of the Corporation. Further information on notice-and-access is contained below under the heading “Notice-and-Access” and Shareholders are encouraged to read this information for an explanation of their rights.

Solicitation of Proxies by Management

This Circular is furnished in connection with the solicitation by the management of the Corporation of proxies to be used at the annual and special meeting (the “Meeting”) of the Shareholders to be held at 110 Yonge St., Suite 1601, Toronto, ON M5C 1T4 on November 7, 2024 at 10:00 a.m. (Toronto time) for the purposes set forth in the notice of annual and special meeting dated September 23, 2024 (the “Notice of Meeting”). References in the Circular to the Meeting include any adjournment(s) or postponement(s) thereof. It is expected that the solicitation of proxies will be primarily by mail, however, proxies may also be solicited by the officers, directors and employees of the Corporation by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. All costs of solicitation by management will be borne by the Corporation.

Notice and Access

As noted above, the Corporation is utilizing the Notice-and-Access Provisions that came into effect on February 11, 2013 under NI 54-101 and NI 51-102 for distribution of this Circular to all registered Shareholders and Beneficial Shareholders (as defined below).

The Notice-and-Access Provisions are a new set of rules that allow reporting issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) and one other website, rather than mailing paper copies of such materials to Shareholders. Electronic copies of the Circular, financial statements of the Corporation for the year ended December 31, 2023 (“Financial Statements”) and management’s discussion and analysis of the Company’s results of operations and financial condition for 2023 (“MD&A”) may be found on the Corporation’s SEDAR+ profile at www.sedarplus.ca and also on the Corporation’s transfer agent, Marrelli Trust Company Limited (“Marrelli Trust”) website at https://www.marrellitrust.ca/digihost-notice-access-agm-2024//. The Corporation will not use procedures known as “stratification” in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of this Circular to some Shareholders with the notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of this Circular. Shareholders are reminded to review this Circular before voting.

Although this Circular, the Financial Statements and the MD&A will be posted electronically on-line as noted above, Shareholders will receive paper copies of a “notice package” via prepaid mail containing the Notice of Meeting with information prescribed by NI 54-101 and NI 51-102, a form of proxy or voting instruction form, and supplemental mail list return card for Shareholders to request they be included in the Corporation’s supplementary mailing list for receipt of the Corporation’s interim financial statements for the 2023 fiscal year.

The Corporation anticipates that notice-and-access will directly benefit the Corporation through a substantial reduction in both postage and material costs, and also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials.

Shareholders with questions about notice-and-access can contact the Marrelli Trust (“Marrelli Trust”), toll-free at 1-844-MTCL-888 (682-5888), or by email at info@marrellitrust.ca. Shareholders may also obtain paper copies of the Circular, Financial Statements and MD&A free of charge by contacting the Corporation’s Corporate Secretary toll free at 1-888-DSA-CORP (372-2677).

A request for paper copies which are required in advance of the Meeting should be sent so that they are received by the Corporation or Marrelli Trust, as applicable, by October 18, 2024 in order to allow sufficient time for Shareholders to receive their paper copies and to return their form of proxy to Marrelli Trust (in the case of registered Shareholders), or their voting instruction form to their intermediaries (in the case of Beneficial Shareholders, as such term is defined herein) by its due date. Any requests for paper copies received by the Corporation after October 18, 2024, will be delivered to Shareholders in accordance with applicable securities law.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholders in the accompanying form of proxy are directors and/or officers of the Corporation. A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND SIGNING AND DATING THE PROXY, OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Marrelli Trust before 10:00 am (Toronto time) on November 5, 2024 or, with respect to any matters to be dealt with at any adjournment of the Meeting, before the time of the re-commencement of the adjourned Meeting. Proxies delivered after such time(s) may not be accepted.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it prior to its use by an instrument in writing executed by the Shareholder or by his attorney duly authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of such corporation, and delivered to the registered office of the Corporation, at 110 Yonge St., Suite 1601, Toronto, ON M5C 1T4 (Attention: Chief Financial Officer) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, preceding any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will: (a) be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and (b) where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specifications made on such proxy. SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED, AS DIRECTED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the notice of Meeting, and with respect to any other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter that may be presented to the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

General Information Respecting the Meeting

No person has been authorized to give any information or make any representations in connection with the matters being considered herein other than those contained in this Circular and, if given or made, any such information or representations should be considered not to have been authorized by the Corporation. This Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

In this Circular, unless otherwise indicated, all dollar amounts “$” are expressed in Canadian dollars.

Except where otherwise indicated, the information contained herein is stated as of September 23, 2024.

Shareholders are reminded to review this Circular before voting.

Notice to Beneficial Holders of Shares

Only registered Shareholders or proxyholders duly appointed by registered Shareholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered Shareholders are entitled to vote at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which company acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks). Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Shares must be communicated to Broadridge well in advance of the Meeting) in order to have the Shares voted.

The Notice-and-Access Notification is being sent to both registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Shares on your behalf.

The Corporation’s OBOs can expect to be contacted by Broadridge or their broker or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy or voting instruction card provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker. As more particularly outlined above under the heading “Notice-and-Access”, Meeting materials will be sent to Beneficial Shareholders using the Notice-and-Access Provisions.

All references to Shareholders in this Circular and the accompanying form of proxy and notice of Meeting are to registered Shareholders unless specifically stated otherwise.

Interest of Certain Persons in Matters to be Acted Upon

No person who has been a director or an officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for election as a director of the Corporation nor any associate of any such director, director nominee or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Circular.

VOTING Shares AND PRINCIPAL HOLDERS THEREOF

The Corporation has fixed the close of business on September 23, 2024 (the “Record Date”) as the record date. Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof. Persons registered on the books of the Corporation at the close of business on the Record Date and persons who are transferees of any Shares acquired after such record date and who have produced properly endorsed certificates evidencing such Shares or who otherwise establish ownership thereof and demand, not later than 10 days before the Meeting, that their names be included in the list of Shareholders, are entitled to vote at the Meeting.

The authorized capital of the Corporation consists of an unlimited number of SV Shares and PV Shares. As of the date hereof, there are 33,011,600 SV Shares and 3,333 PV Shares issued and outstanding. PV Shares are not available for distribution to the public. PV Shares may be converted into SV Shares at a ratio of 200 SV Shares for every 1 PV Share. Each holder of SV Shares is entitled to receive notice of and to attend all meeting of shareholders of the Corporation. Each SV Share carries the right to one (1) vote on any matter properly coming before the Meeting. Each PV Share carries the right to two-hundred (200) votes on any matter properly coming before the Meeting. In aggregate, and as of the date of the Circular, holders of SV Shares hold 98.02% of the voting rights attached to the Shares, and holders of PV Shares hold 1.98% of the voting rights attached to the Shares.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, controls or directs, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to all outstanding Shares, other than as set out below:

Name of Shareholder	Class of Security	Number of Shares (1)(2)		Percentage of SV or PV Shares (1)(2)		Percentage of Total Votes Attaching to the Shares
Michel Amar	SV Shares	5,432,147	(3)	16.46	%(5)	18.11%
	PV Shares	3,333	(4)	100	%(6)

Notes:

(1)	The information as to Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been obtained by the Corporation by the Shareholder listed above.
(2)	On a non-diluted basis.
(3)	1,146,552 of these SV Shares are held by Michel Amar directly, 626,544 SV Shares are held by Bit Mining International LLC, 2,165,889 SV Shares are held by Bit Management, LLC and 1,493,162 SV Shares are held by NYAM, LLC. Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC are each controlled by Michel Amar, CEO of Digihost. Mr. Amar is also the CEO of Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC.
(4)	3,333 PV Shares are held by NYAM, LLC. NYAM, LLC is controlled by Michel Amar.
(5)	Denotes percentage of SV Shares.
(6)	Denotes percentage of PV Shares.

Normal Course Issuer Bid

On May 19, 2022, the Corporation received approval from the TSX Venture Exchange (the “TSXV”) to undertake, at the Corporation’s discretion, a normal course issuer bid (the “NCIB”) program to purchase up to 1,219,762 of its SV Shares for cancellation. The maximum number of SV Shares that was permitted to be purchased by the Corporation under the NCIB represented approximately 5% of the Corporation issued and outstanding Shares as at the date of TSXV approval. Shares repurchased under the NCIB were returned to treasury for cancellation.

The Corporation commenced the NCIB on May 25, 2022 and the NCIB expired on May 25, 2023. The Corporation purchased 130,000 SV Shares pursuant to the NCIB.

Purchases pursuant to the NCIB were made through the facilities of the TSXV, or such other permitted means (including through alternative trading systems in Canada), at prevailing market prices. The Corporation engaged Canaccord Genuity Corp. to act as the broker through which the NCIB was conducted. The Corporation purchased a total of 164,533 post-consolidation SV Shares during the 12 months prior to May 19, 2022 subject to its previous normal course issuer bid at an average purchase price of CAD$4.60 per SV Share. The SV Shares were acquired through the facilities of the TSXV by Canaccord Genuity Corp.

Shareholders may obtain, without charge, a copy of the “Notice of Intention to Make a Normal Course Issuer Bid” filed by the Corporation with the TSXV by contacting the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Corporation (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1.	Receipt of Financial Statements

The financial statements of the Corporation for the fiscal years ended December 31, 2023 and December 31, 2022, and the report of the auditors thereon, will be submitted to the Meeting. Receipt at the Meeting of the auditor’s report and the Corporation’s audited financial statements for the fiscal years ended December 31, 2023 and December 31, 2022 will not constitute approval or disapproval of any matters referred to therein.

2.	Election of Directors

The Corporation’s articles provide that the Board will consist of a minimum of three and a maximum of ten directors.

At the Meeting, the Shareholders will be asked to consider, and, if thought fit, approve with or without variation a resolution re-electing the five (5) current member of the Board, namely Michel Amar, Alec Amar, Adam Rossman, Gerard Rotonda and Zhichao Li. It is intended that each of the directors will hold office until the next annual meeting of Shareholders of the Corporation or until his or her successor is elected or appointed, unless such office is earlier vacated in accordance with the provisions of the Corporation’s governing corporate statute. In order to be effective, this resolution requires the approval of not less than 50% of the votes cast by Shareholders represented at the Meeting in person or by proxy.

Shareholders have the option to (i) vote for all of the directors of the Corporation listed in the table below; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Corporation will be voted FOR the election of each of the proposed nominees set forth in the table below.

Management has no reason to believe that any of the nominees will be unable to serve as a director. However, if any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy will be voted in favour of the remaining nominees, and may be voted in favour of a substitute nominee unless the Shareholder has specified in the proxy that the Shares represented thereby are to be withheld from voting in respect of the election of directors.

Pursuant to the advance notice provisions contained in the Articles of the Corporation (the “Advance Notice Provisions”), advance notice of nomination of persons to the Board must be given to the Corporation in circumstances where nomination of persons for election to the Board are made by Shareholders. The Advance Notice Provisions set a deadline by which Shareholders must submit nominations (a “Notice”) for the election of directors to the Board prior to any annual or special meeting of Shareholders at which directors will be nominated for election. The Advance Notice Provisions also set forth the information that a Shareholder must include in the Notice to the Corporation and establish the form in which Shareholders must submit the Notice for the Notice to be proper and acceptable to the Corporation. In the case of an annual meeting of Shareholders, a Notice must be provided to the Corporation not less than 30 days and not more than 65 days prior to the date of the annual meeting.

The purpose of the Advance Notice Provisions is to: (i) ensure that all Shareholders received adequate notice of director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual, or where the need arises, special meetings of Shareholders.

The foregoing is intended to be a summary of the Advance Notice Provisions and is qualified in its entirety by the Corporation’s Articles. Shareholders can access the Corporation’s Articles by visiting the Corporation’s profile on SEDAR+ at www.sedarplus.ca. As of the date of this Information Circular, the Corporation has not received notice of a nomination in compliance with the Advance Notice Provisions.

The following table states the name of each person nominated by management for election as directors, such person’s principal occupation or employment, period of service as a director of the Corporation, and the approximate number of voting securities of the Corporation that such person beneficially owns, or over which such person exercises direction or control:

Name, and Province and Country of Residence	Principal Occupation During the Last Five Years(1)	Director Since	Shares Owned or Controlled(1)
Michel Amar(3)(4)(5) Los Angeles, California	Chief Executive Officer and Chairman of the Corporation (2020 to present); President, NYAM LLC (2016 to present)	February 14, 2020	5,432,147 SV Shares 3,333 PV Shares
Alec Amar(6)(7) Los Angeles, California	President and Director of the Corporation (2020 to present); President, Bit Management, LLC (2018 to present)	February 14, 2020	494,700 SV Shares
Adam Rossman(2)(4)(5)(6) Los Angeles, California	Business and real estate attorney and a member of the California Bar since 1995.	February 14, 2020	28,080 SV Shares
Gerard Rotonda(2)(4)(6) New York, New York	Co-Founder and Partner, MMR Development (2018 to present); CFO and Executive Committee Member, Deutsche Bank Wealth, Management Americas (2011 to 2018)	July 28, 2022	Nil
Zhichao Li(2)(5) New York, New York	Co-Founder of Bitsource (April 2021 – Present); Vice President of Blockchain Dynamics (March 2020 – Present); Co-Founder and CEO of Fix Technology (January 2018 – March 2020)	July 28, 2022	Nil

Notes:

(1)	Information about principal occupation, business or employment and number of Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by respective persons set forth above.
(2)	Member of the Audit Committee. Gerard Rotonda is Chair of the Audit Committee.
(3)	1,146,552 SV Shares are held by Michel Amar, 626,544 SV Shares are held by Bit Mining International LLC, 2,165,889 SV Shares are held by Bit Management, LLC and 1,493,162 SV Shares are held by NYAM, LLC. Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC are each controlled by Michel Amar, CEO of Digihost. Mr. Amar is also the CEO of Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC. 3,333 PV Shares are held by NYAM, LLC. NYAM, LLC is controlled by Michel Amar.
(4)	Member of the Disclosure Committee. Michel Amar is Chair of the Disclosure Committee.
(5)	Member of the Governance and Nominating Committee. Adam Rossman is Chair of the Governance and Nominating Committee.
(6)	Member of the Compensation Committee. Adam Rossman is Chair of the Compensation Committee.
(7)	45,000 SV Shares held by Alec Amar are held through Matbrands LLC, a company controlled by Alec Amar.

On a non-diluted basis, as a group the directors of the Corporation own 5,548,260 SV Shares for 16.81% of the total issued and outstanding SV Shares and 3,333 PV Shares for 100% of the total issued and outstanding PV Shares.

Biographical Notes for Directors

Michel Amar

Mr. Amar is a French-American businessman and entrepreneur known for his success in innovative technology, such as blockchain and electronics, as well as developing branded fashion. With a Bachelor’s degree in accounting and business management, Mr. Amar has worked and consulted with some of the most famous international brands, playing a vital role in their profitability and continued relevance. In 2019, Mr. Amar partnered with Brookstone, a novelty retailer, in developing exclusive, technologically advanced products for their consumer electronics market.

Alec Amar

Mr. Amar is an entrepreneur who has achieved success in both product development and licensing, as well as blockchain solutions. After graduating from the University of Southern California with a degree in economics and digital entrepreneurship, Mr. Amar devised and headed a blockchain operation, building out highly efficient and productive mining facilities. In addition to blockchain success, Mr. Amar’s product licensing company, MAT, a versatile R&D incubator, has partnered with notable brands such as Brookstone, in developing innovative electronics. As one of the sole licensees of Brookstone, Mr. Amar is actively curating a collection of intelligent, proprietary consumer electronics.

Adam S. Rossman

Mr. Rossman is a business and real estate attorney. He is a member of the California Bar since 1995. Mr. Rossman has handled transactions throughout the United States relating to commercial real estate and trademark licensing. Mr. Rossman maintains offices in Beverly Hills, CA. Mr. Rossman received his JD from Loyola Law School, Los Angeles in 1994, a MA in Rhetoric in 1990 and a BA in Rhetoric in 1988 both from University of California at Berkeley.

Gerard Rotonda

Mr. Rotonda was the Chief Financial Officer and Executive Committee Member for Deutsche Bank Wealth, Management Americas from 2011 through 2018. Mr. Rotonda has over 30 years of experience in business development and financial analysis, most recently as Co-Founder and Partner at MMR Development, a real estate company which develops or repositions office, residential and hotel properties. Mr. Rotonda has also been Senior Business Leader and Director Strategy and Planning at MasterCard Incorporated, Director Strategic Planning at Credit Suisse Group, and Vice President Investment Finance and Structured Lending at Citigroup. Mr. Rotonda holds a BSBA in Accounting and MBA from Boston University.

Zhichao Li

Ms. Li is an entrepreneur and environmentalist, who has dedicated herself to developing innovative technologies and creating positive social impacts. She served as the senior Vice President of Blockchain Dynamics upon joining and oversaw the blockchain business from financials to operations. As an early adopter of blockchain technology, Ms. Li, has successfully invested and managed infrastructure, manufacturing, and supply chains for public companies and start-ups. As the Acting Secretariat Director of the International Ecological Economy Promotion Association and Climate Change Manger in WildAid, Ms. Li believes and promotes energy conservation and sustainable development across more than 30 countries and leads the team to address how individual choices, be it on energy use, food choice, or transportation can make a difference for climate change. Ms. Li holds a master’s degree in business administration from Tsinghua University in 2019 and Master of Art from the University of St. Andrews in 2010.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

To the knowledge of the Corporation, no proposed director of the Corporation is, as at the date of this Circular is, or within the 10 years prior to the date of this Circular, other than as listed below, has been, a director, chief executive officer or chief financial officer, of any company (including the Corporation) that:

(a)	while that person was acting in that capacity was subject to:

(i)	a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), or

(ii)	an order similar to a cease trade order, or

(iii)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days (an “Order”); or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the knowledge of the Corporation, no proposed director of the Corporation (or any personal holding company of any such individual) is, or within the 10 years prior to the date of this Circular has:

(a)	been a director or executive officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets such individual.

Penalties or Sanctions

To the knowledge of the Corporation, no proposed director of the Corporation (or any personal holding company of any such individual) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

3.	Appointment of Auditors

Raymond Chabot Grant Thornton LLP (“RCGT”) are the independent registered certified auditors of the Corporation. RCGT was first appointed as auditor of the Corporation on April 12, 2021. Management of the Corporation intends to nominate RCGT for reappointment as auditors of the Corporation.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to re-appoint RCGT to serve as auditors of the Corporation until the next annual meeting of Shareholders and to authorize the directors of the Corporation to fix their remuneration as such. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

Unless the Shareholder has specifically instructed that his or her Shares are to be withheld from voting in connection with the appointment of RCGT, the persons named in the accompanying proxy intend to vote FOR the re-appointment of RCGT as the auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix their remuneration.

4.	Approval of Stock Option Plan

The Corporation maintains a share incentive plan (the “Stock Option Plan”), which was last approved by Shareholders at a meeting held on July 28, 2023. The Stock Option Plan is a rolling stock option plan that sets the number of SV Shares issuable thereunder at a maximum of 10% of the Shares issued and outstanding at the time of any grant.

Pursuant to TSXV policies, a TSXV-listed issuer is required to obtain the approval of its shareholders for a “rolling” stock option plan at each annual meeting of shareholders. Accordingly, at the Meeting, Shareholders will be asked to approve an ordinary resolution to approve the Stock Option Plan for the ensuing year.

The Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, the option to purchase SV Shares. The Stock Option Plan provides for a floating maximum limit of 10% of the outstanding Shares as permitted by the policies of the TSXV. As at the date hereof, options to purchase a total of 691,151 Shares have been issued to eligible participants under the Stock Option Plan and remain outstanding. As at the date hereof, the number of SV Shares remaining available for issuance under the Stock Option Plan is 2,610,009 Shares. The Stock Option Plan is subject to the approval of the TSXV.

For a summary of the Stock Option Plan, please see “Statement of Executive Compensation – Stock Option Plan”.

The full text of the Stock Option Plan is attached hereto as Schedule “B”.

Shareholder Approval of the Stock Option Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution re-approving the Stock Option Plan (the “Stock Option Plan Resolution”), which, to be effective, pursuant to TSXV policies, must be passed by not less than a majority of the votes cast by Shareholders at the Meeting.

The text of the Stock Option Plan Resolution is as follows:

“BE IT HEREBY RESOLVED that:

1.	the stock option plan of the Corporation, as described in the Management Information Circular of the Corporation dated September 23, 2024, be and the same is hereby ratified, confirmed and approved as the stock option plan of the Corporation;

2.	any director or officer be and is hereby authorized to amend the stock option plan of the Corporation should such amendments be required by applicable regulatory authorities including, but not limited to, the TSX Venture Exchange; and

3.	any one director or officer of the Corporation be and is hereby authorized and directed to do all such things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution.”

The Board recommends that Shareholders vote FOR the Stock Option Plan Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Shares represented by such proxy or voting instruction form are to be voted against the Stock Option Plan Resolution, the persons named in the proxy or voting instruction form will vote FOR the Stock Option Plan Resolution.

5.	Approval of Restricted Share Unit Plan

The Board approved amendments to the restricted share unit plan (the “RSU Plan”) for the Corporation on September 23, 2024. The RSU Plan replaces the prior restricted share unit plan (the “Old RSU Plan”) that was approved by Shareholders on July 28, 2023. The RSU Plan is substantially similar to the Old RSU Plan and was adopted by the Board replenish the SV Shares issuable under the RSU Plan. The RSU Plan is subject to the approval of the TSXV.

The purpose of the restricted share unit plan (the “RSU Plan”) is to attract and retain highly qualified officers, directors, key employees, consultants and other persons, and to motivate such officers, directors, key employees, consultants and other persons to serve the Corporation and its affiliates (“Affiliates”) and to expend maximum effort to improve the business results and earnings of the Corporation, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation. To this end, the Plan provides for the grant of restricted share units (“RSUs”). Any of these awards of the RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof (as such performance goals are specified in the Award Agreement). The RSU Plan is intended to complement Stock Option Plan by allowing the Corporation to offer a broader range of incentives to diversify and customize the rewards for management and staff to promote long term retention.

The RSU Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, RSUs. The proposed RSU Plan provides for a fixed maximum limit of 3,300,000 SV Shares available for issuance under the RSU Plan. At the time a grant (“Grant Date”) of RSUs is made, the Board may, in its sole discretion, establish a period of time (a “Vesting Period”) applicable to such RSUs. Each Award of RSUs may be subject to a different Vesting period. The Board may, in its sole discretion, at the time a grant of RSUs is made, prescribe restrictions in addition to or other than the expiration of the Vesting Period. Notwithstanding the foregoing, (i) RSUs that vest solely by the passage of time shall not vest in full in less than three (3) years from the Grant Date; (ii) RSUs for which vesting may be accelerated by achieving performance targets shall not vest in full in less than one (1) year from the Grant Date; and (iii) RSUs granted to outside directors vest, (a) at the election of an outside director at the time the award is granted, within a minimum of one (1) year to a maximum of three (3) years following the Grant Date, as such outside director may elect, and (b) if no election is made, upon the earlier of a change of control; and (iv) except for the cessation of a Service Provider’s position as a Service Provider as described in the RSU Plan, in no case shall a RSU vest within one (1) year from the Grant Date.

As of the date of this Circular, under the Old RSU Plan, an aggregate of 2,702,482 RSUs have been issued to officers, directors, key employees and consultants of the Corporation. As at the date hereof, the number of SV Shares remaining available for issuance under the Old RSU Plan, is 154,142. As 1,626,670 RSUs are currently granted, outstanding and unvested, assuming Shareholder approval of the RSU Plan at the Meeting, and assuming no further RSUs are granted before the Meeting, there will be 1,229,954 SV Shares remaining available for issuance under the RSU Plan immediately following the Meeting.

For a summary of the RSU Plan, please see “Statement of Executive Compensation – Restricted Share Unit Plan”.

The full text of the RSU Plan is attached hereto as Schedule “C”.

Shareholder Approval for the Plan

At the Meeting, disinterested Shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution approving the RSU Plan (the “RSU Plan Resolution”), which, to be effective, pursuant to TSXV policies, must be passed by not less than a majority of the votes cast by disinterested Shareholders at the Meeting.

The text of the RSU Plan Resolution is as follows:

“BE IT RESOLVED as an ordinary resolution that:

1.	the restricted share unit plan of the Corporation, as described in the Management Information Circular of the Corporation dated September 23, 2024, be and the same is hereby ratified, confirmed and approved as the restricted share unit plan of the Corporation;

2.	any director or officer be and is hereby authorized to amend the restricted share unit plan of the Corporation should such amendments be required by applicable regulatory authorities including, but not limited to, the TSX Venture Exchange; and

3.	any one director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolution.”

The Board recommends that Shareholders vote FOR the RSU Plan Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Shares represented by such proxy or voting instruction form are to be voted against the RSU Plan Resolution, the persons named in the proxy or voting instruction form will vote FOR the RSU Plan Resolution.

6.	Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, valid forms of proxy will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Discussion and Analysis describes the Corporation’s senior executive compensation objectives, philosophy and principles. The Corporation’s approach to executive compensation has been to provide suitable compensation for executives that is internally equitable, externally competitive and reflects individual achievement. The Corporation attempts to maintain compensation arrangements that will attract and retain highly qualified individuals who are able and capable of carrying out the objectives of the Corporation.

Named Executive Officers

The total compensation paid during the financial year ended December 31, 2023 (the “Last Financial Year”), to the named executive officers of the Corporation (“NEOs”) is set out in the Summary Compensation Table below.

For the purposes of this Circular, a Named Executive Officer (“NEO”) of the Corporation means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Corporation;

(b)	a chief financial officer (“CFO”) of the Corporation;

(c)	in respect of the Corporation and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000; and

(d)	each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

During the Last Financial Year the Corporation had three NEOs: namely, Michel Amar, the Corporation’s Chief Executive Officer (the “CEO”), Paul Ciullo, the Company’s Chief Financial Officer (the “CFO”), and Alec Amar, the Company’s President.

Oversight and Description of Director and NEO Compensation

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Corporation’s compensation philosophy is to foster entrepreneurship at all levels of the organization through, among other things, the granting of stock options (“Options”) and RSUs for SV Shares, which will be a significant component of executive compensation. This approach is based on the assumption that the performance of the SV Share price over the long term is an important indicator of long-term performance.

The Corporation’s compensation philosophy is based on the following fundamental principles:

●	Compensation programs align with shareholder interests – the Corporation aligns the goals of executives with maximizing long-term shareholder value;

●	Performance sensitive – compensation for executive officers should be linked to operating and market performance of the Corporation and fluctuate with the performance; and

●	Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all NEOs will be developed based on the above-mentioned compensation philosophy and will be as follows:

●	to attract and retain highly qualified executive officers;

●	to align the interests of executive officers with shareholders’ interests and with the execution of the Corporation’s business strategy;

●	to evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value; and

●	to tie compensation directly to those measurements and reward based on achieving and exceeding predetermined objectives.

The Corporation believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. The Corporation’s objective is to establish benchmarks and targets for its NEOs that will enhance shareholder value if achieved.

The compensation committee of the Board (the “Compensation Committee”) assists the Board in its oversight of compensation. The Compensation Committee is comprised of Adam Rossman (Chair), Gerard Rotonda and Alec Amar. Messrs. Rossman and Rotonda are considered “independent” within the meaning of Canadian Securities Administrator’s National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Compensation Committee ensures an objective process for determining compensation by providing that a majority of members of the Compensation Committee are considered independent within the meaning of NI 58-101.

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. The Corporation anticipates the programs will be balanced and will not motivate unnecessary or excessive risk taking. The Corporation’s security trading policy restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of TSXV funds that are designed to hedge or offset a decrease in market value of equity. To the knowledge of the Corporation, as of the date of hereof, no director or NEO of the Corporation has participated in the purchase of such financial instruments.

Base salaries, if any, are fixed in amount and do not encourage risk taking. While annual incentive awards will focus on the achievement of short-term or annual goals and short-term goals may encourage the taking of short-term risks at the expense of long-term results, the Corporation’s annual incentive award program will represent a small percentage of employees’ compensation opportunities.

Share based awards are important to further align employees’ interests with those of the Shareholders. The ultimate value of the awards is tied to the price of the SV Shares and since awards are expected to be staggered and may be subject to long-term vesting schedules, they will help ensure that directors and NEOs have significant value tied in long-term stock price performance.

Aggregate compensation for each NEO is designed to be competitive. The Compensation Committee will review from time to time the compensation practices of similarly situated companies when considering the Corporation’s executive compensation practices.

The Compensation Committee reviews each element of compensation for market competitiveness, and although it may weigh a particular element more heavily based on the NEO’s role within the Corporation, it is primarily focused on remaining competitive in the market with respect to total compensation.

From time to time, on an ad hoc basis, the Compensation Committee will review data related to compensation levels and programs of various companies that are similar in size to the Corporation and operate within technology industries or other emerging sectors. The Compensation Committee also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Corporation in assessing compensation levels. These other companies are identified in this Circular under the heading “Corporate Governance – Directorships”.

Compensation Governance

The Compensation Committee is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The Compensation Committee ensures that total compensation paid to all NEOs is fair, reasonable, and consistent with the Corporation’s compensation philosophy.

A combination of fixed and variable compensation is used to motivate executive officers to achieve overall corporate goals. The three basic components of the Corporation’s executive officer compensation program are:

●	base salary;

●	annual incentive (bonus) payments; and

●	Long-term incentive compensation (in the form of Options and/or RSUs)

Base salaries, if any, are paid in cash and constitute the fixed portion of the total compensation paid to executive officers. Annual incentives and option-based compensation comprise the remainder, and represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; and (ii) market performance of the SV Shares. To date, no specific formula has been developed to assign a specific weighting to each of these components. Instead, the Board will consider each performance target and the Corporation’s performance and assign compensation based on this assessment.

Base Salary

The Compensation Committee approves the salary ranges for the NEOs. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels and practices of similarly situated companies and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Corporation may consider comparative data for the Corporation’s peer group, which are accumulated from a number of external sources including independent consultants. The Corporation’s policy for determining salary for executive officers will be consistent with the administration of salaries for all other employees.

Annual Incentive (Cash Bonus) Payments

Cash annual incentive awards are based on various personal and company-wide achievements. Performance goals for annual incentive payments are subjective and include achieving individual and corporate targets and objectives, as well as general performance in day-to-day corporate activities.

The Board approves target annual incentive amounts for each NEO at the beginning of each financial year. The Compensation Committee determines target amounts based on a number of factors, including comparable compensation of similar companies. Funding of the annual incentive awards is capped at the Corporation level and the distribution of funds to the executive officers will be at the discretion of the Compensation Committee. Each NEO may receive partial or full payment of the target annual incentive amount set by the Compensation Committee at the beginning of each financial year, depending on the number of the predetermined targets met, and the assessment of such NEO’s overall performance by the Compensation Committee and the Board.

In order to develop a recommendation to the Board regarding annual incentive payments, the Compensation Committee assesses NEO performance subjectively, considering each NEO’s respective success in achieving his or her individual objectives, contributions to the achievement of the Corporation’s goals, and contributions to meeting the needs of the Corporation that arise on a day-to-day basis. If the Compensation Committee cannot unanimously agree on a recommendation in respect of an NEO’s annual incentive payment, the matter is referred to the full Board for decision.

The Board relies heavily on the recommendations of the Compensation Committee in granting annual incentives. However, the Board reserves ultimate discretion in determining whether each NEO has met his or her targets, and has the right make positive or negative adjustments to any annual incentive payment recommended by the Compensation Committee that it deems appropriate.

Long-Term Incentive Compensation

Options and RSUs may be granted to directors, management, employees and certain service providers as long-term incentives to align the individual’s interests with those of the Corporation. Options and RSUs are awarded to directors and employees, including NEOs, at the Board’s discretion, on the recommendation of the Compensation Committee. Decisions with respect to options and RSUs granted are based upon the individual’s level of responsibility and their contribution towards the Corporation’s goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Board and the Compensation Committee considers outstanding Options and RSUs granted under the Stock Option Plan and RSU Plan and held by management in determining whether to make any new grants of options and RSUs, and the quantum or terms of any options or RSUs grant.

The objective of the RSU Plan is to further aid in retaining eligible employees while maintaining alignment of compensation with the long-term share price performance provided to the Corporation’s Shareholders. RSUs aid in promoting greater share ownership by executives and employees at the Corporation and aligning the Corporation compensation practices closer to market practices. Furthermore, the RSU Plan diversifies the types of incentive-based compensation, enabling the Board to better tailor such awards to the duties and responsibilities of the Directors, Employees and Consultants (collectively referred to as “Service Providers” within the plan document). While initially intended to only vest based on the continued service of Eligible Persons with the Corporation, in the future, the proposed RSU Plan will also provide the Board with the alternative of establishing specific performance-based goals in addition to service-based restrictions when determining the vesting of specific RSU grants. This will provide the opportunity to further strengthen the alignment of interests of eligible employees (namely executives) with the achievement of the Corporation’s long-term strategic plan and the interests of Shareholders.

The objective of the Corporation’s Stock Option Plan is to further aid in retaining qualified talent while maintaining alignment of compensation with the long-term share price performance provided to the Corporation’s shareholders. Options are awarded to directors, consultants and employees, including NEOs, at the Board’s discretion, on the recommendation of the Compensation Committee. Decisions with respect to Options granted are based upon the individual’s level of responsibility and their contribution towards the Corporation’s goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Compensation Committee considers outstanding Options granted under the Stock Option Plan held by management in determining whether to make any new grants of Options, and the quantum or terms of any Option grant.

In order to arrive at a particular recommendation for performance-based compensation under the Stock Option Plan, the Compensation Committee will use objectively determinable performance targets, where possible, under one or more of the following business criteria, individually or in combination: (i) Technical Matters; (ii) Capital Markets; (iii) Corporate Development; (iv) Community Initiatives; (v) Operational Matters; and (vi) Board Liaison Matters.

Stock Option Plan

The Stock Option Plan was adopted by the Board on October 23, 2017 and must be re-approved by the Shareholders on a yearly basis pursuant to the policies of the TSXV. The Stock Option Plan was last approved by Shareholders the last annual and special meeting of the Corporation held on July 28, 2023. At the Meeting, the Shareholders will be asked to approve the rolling 10% Stock Option Plan for the ensuing year.

The purpose of the Stock Option Plan is to allow the Corporation to grant options to directors, officers, employees and consultants, as additional compensation and as an opportunity to participate in the success of the Corporation. The granting of such options is intended to align the interests of such persons with that of the Corporation’s shareholders.

The following is a summary of the material terms of the Stock Option Plan (any terms not defined herein have the meaning defined in the Stock Option Plan):

(i)	Persons who are Eligible Persons of the Corporation are eligible to receive grants of options under the Stock Option Plan. Eligible Persons include any director, office, Employee, Management Company Employee, or Consultant of the Corporation or any of its subsidiaries.

(ii)	The aggregate maximum number of the SV Shares available for issuance from treasury under the Stock Option Plan at any given time is 10% of the outstanding Shares as at the date of grant of an Option under the Stock Option Plan.

(iii)	No options shall be granted to any optionee if such grant could result, at any time, in:

(A)	the issuance to any one Eligible Person, within a one-year period, together with SV Shares issuable to such Eligible Person under all other security-based compensation arrangements of the Corporation, of a number of SV Shares exceeding 5% of the issued and outstanding Shares;

(B)	the issuance to any one Consultant, within any 12-month period, of a number of SV Shares exceeding 2% of the issued and outstanding Shares, together with SV Shares issuable to such Consultant under all other security-based compensation arrangements of the Corporation; and

(C)	the issuance to employees conducting investor relations activities, within any 12 month period, of an aggregate number of SV Shares exceeding 2% of the issued and outstanding Shares;

unless permitted otherwise by any applicable stock exchange.

(iv)	Disinterested Shareholder Approval is required for the following:

(A)	any individual stock option grant that would result in the grant to Insiders (as a group), within a 12-month period, of an aggregate number of options exceeding 10% of the issued Shares, calculated on the date an option is granted to any Insider; and

(B)	any individual stock option grant that would result in the number of SV Shares issued to any individual in any 12-month period under this Plan exceeding 5% of the issued Shares, less the aggregate number of shares reserved for issuance or issuable under any other Share Compensation Arrangement of the Corporation.

(v)	The term of an Option shall not exceed 10 years from the date of grant of the Option and the Expiry Date for each Option shall be set by the Board at the time of issue of the Option.

(vi)	All Options granted to Eligible Persons retained to perform Investor Relations Activities will vest and become exercisable in stages over a period of not less than twelve (12) months, with no more than one-quarter (1/4) of such Options vesting and becoming exercisable in any three (3) month period.

(vii)	An Option shall vest and may be exercised in whole or in part at any time during the term of such Option after the date of the grant as determined by the Board, subject to extension where the expiry date falls within a Blackout Period.

(viii)	Options may be granted by the Corporation and the exercise price of such Options shall be determined pursuant to the recommendations of the Board or a committee appointed to administer the Stock Option Plan from time to time provided and to the extent that such decisions are approved by the Board. The exercise price of an Option shall not be less than the Market Value of the Shares as of the Grant Date, subject to any allowable discounts permitted by the TSXV.

(ix)	The Stock Option Plan provides that if a change of control (as defined in the Stock Option Plan) occurs, or if the Corporation is subject to a take-over bid, all Shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. The Board may also accelerate the expiry date of outstanding options in connection with a take-over bid.

(x)	The Stock Option Plan contains adjustment provisions with respect to outstanding options in cases of share reorganizations, special distributions and other corporation reorganizations including an arrangement or other transaction under which the business or assets of the Corporation become, collectively, the business and assets of two or more companies with the same shareholder group upon the distribution to the shareholders of the Corporation, or the exchange with the shareholders of the Corporation, of securities of the Corporation or securities of another company. Any adjustment, other than in connection with a consolidation or stock split, to an Option granted or issued under the Stock Option Plan is subject to the prior acceptance of the TSXV, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

(xi)	The Stock Option Plan provides that on the death or disability of an option holder, all vested options will expire at the earlier of 365 days after the date of death or disability and the expiry date of such options. Where an optionee is terminated for cause, any outstanding options (whether vested or unvested) are cancelled as of the date of termination. If an optionee retires or voluntarily resigns or is otherwise terminated by the Corporation other than for cause, then all vested options held by such optionee will expire at the earlier of (i) the expiry date of such options and (ii) the date which is 90 days (30 days if the optionee was engaged in investor relations activities) after the optionee ceases its office, employment or engagement with the Corporation.

(xii)	In lieu of the exercise price of each SV Share underlying an Option being paid in cash, the Option may be exercised, except Options granted to persons performing investor relations activities, at the discretion of the Option holder and only with the written permission of the Board and as permitted by the policies of the TSXV or other stock exchange on which the SV Shares are listed, by a net exercise whereby the Option holder will receive only the number of SV Shares underlying the Option that is the equal to the quotient obtained by dividing: (a) the product of the number of Options being exercised multiplied by the difference between the VWAP of the underlying SV Shares and the exercise price of the subject Options by, (b) the VWAP of the underlying Common Shares.

The Stock Option Plan contains a provision that if pursuant to the operation of an adjustment provision of the Stock Option Plan, an optionee receives options (the “New Options”) to purchase securities of another company (the “New Company”) in respect of the optionee’s options under the Stock Option Plan (the “Subject Options”), the New Options shall expire on the earlier of: (i) the expiry date of the Subject Options; (ii) if the optionee does not become an eligible person in respect of the New Company, the date that the Subject Options expire pursuant to the applicable provisions of the Stock Option Plan relating to expiration of options in cases of death, disability or termination of employment discussed in the preceding paragraph above (the “Termination Provisions”); (iii) if the optionee becomes an eligible person in respect of the New Company, the date that the New Options expire pursuant to the terms of the New Company’s stock option plan that correspond to the Termination Provisions; and (iv) the date that is one (1) year after the optionee ceases to be an eligible person in respect of the New Company or such shorter period as determined by the Board.

The full text of the Stock Option Plan is attached hereto as Schedule “B”.

Restricted Share Unit Plan

The RSU Plan is available to directors, employees and consultants which are collectively referred to in the RSU Plan as Service Providers of the Corporation, as determined by the Board (the “Eligible Grantees”). As of the date of this Circular, the Corporation has granted 2,702,482 RSUs to Eligible Grantees.

The RSU Plan is intended to complement the Stock Option Plan by allowing the Corporation to offer a broader range of incentives to diversify and customize the rewards Eligible Grantees to promote long term retention and greater alignment with the competitive market. The following information is intended to be a brief description and summary of the material features of the RSU Plan (any terms not defined herein have the meaning defined in the RSU Plan):

(a)	The RSU Plan provides for a fixed maximum limit of 3,300,000 SV Shares available for issuance under the RSU Plan. The number of share issuable pursuant to the RSU Plan is in accordance with the policies of the TSXV. The number of SV Shares issued or to be issued under the RSU Plan and all other security-based compensation arrangements, at any time, shall not exceed 20% of the total number of the issued and outstanding Shares of the Corporation;

(b)	The total number of SV Shares issuable to insiders under the RSU Plan, at any time, together with any other security-based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares of the Corporation;

(c)	Unless disinterested shareholder approval has been obtained, the total number of SV Shares issuable to insiders within any one-year period under the RSU Plan shall not exceed 10% of the issued and outstanding Shares of the Corporation;

(d)	Unless disinterested shareholder approval is obtained and except as otherwise may be permitted by the policies of the TSXV, the maximum aggregate number of Class B Shares that are issuable pursuant to the Plan together with all security-based compensation arrangements granted or issued in any 12 month period to any one Grantee must not exceed 5% of the Shares, calculated as at the date of any Security Based Arrangement is granted or issued to the Grantee;

(e)	The total number of SV Shares issuable to all Service Providers within any one-year period under the RSU Plan shall not exceed 2% percent of the issued and outstanding SV Shares of the Corporation;

(f)	Neither awards nor any rights under any such awards shall be assignable or transferable. If any SV Shares covered by an award are forfeited, or if an award terminates without delivery of any SV Shares subject thereto, then the number of SV Shares counted against the aggregate number of SV Shares available under the RSU Plan with respect to such award shall, to the extent of any such forfeiture or termination, again be available for making awards under the RSU Plan. The RSU Plan shall terminate automatically after ten years and may be terminated on any earlier date or extended by the Board;

(g)	in no case shall a RSU vest within one (1) year from the Grant Date;

(h)	If the Company completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control a Grantee who was also an officer or employee of, or Consultant to, the Company prior to the Change of Control has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, then all unvested Awards shall immediately vest and be settled;

(i)	Grantees of RSUs shall have no rights as Shareholders. The Board may provide in an Award Agreement evidencing a grant of RSUs that the Grantee shall be entitled to receive, upon the Company’s payment of a cash dividend on its outstanding SV Shares, a cash payment for each RSU granted equal to the per-share dividend paid on the outstanding SV Shares. Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Restricted Share Units at a price per unit equal to the Fair Market Value of the SV Shares on the date that such dividend is paid. Any grant of additional RSUs pursuant to Section 8.4(a) of the RSU Plan must be included in the maximum number of Shares subject to the Plan pursuant to Section 4 of the RSU Plan. If there are not a sufficient number of Shares available under the RSU Plan to satisfy the grant of additional RSUs, notwithstanding any provision in the applicable Award Agreement, the Company shall satisfy the obligation by way of cash payment;

(j)	Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, subject to prior TSXV approval, upon the termination of a Grantee’s Service, any RSUs granted to a Grantee that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of RSUs, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to receive dividends with respect to the RSUs.

The Board may at any time, in its sole discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the RSU Plan and may amend the terms and conditions of any awards thereunder, subject to (a) any required approval of any applicable regulatory authority or the TSXV, and (b) approval of Shareholders of the Corporation, provided that , unless required by the TSXV, Shareholder approval shall not be required for the following amendments and the Board may make changes which may include but are not limited to: (i) amendments of a ‘housekeeping nature’; (ii) changes to vesting provisions; or (iii) changes to the term of the RSU Plan or awards made under the RSU Plan provided those changes do not extend the restriction period of any RSU beyond the original expiry date or restriction period. The Board may amend, modify, or supplement the terms of any outstanding award.

Restricted Share Units

The RSU Plan provides that the Board of the Corporation may, from time to time, in its sole discretion, grant awards of RSUs to Eligible Grantees. Each RSU shall represent one SV Share of the Corporation. The Board may, in its sole discretion, establish a period of time (a “Vesting period”) applicable to such RSUs. Each award of RSUs may be subject to a different Vesting period. The Board may, in its sole discretion, prescribe restrictions in addition to or other than the expiration of the Vesting period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the RSUs. The performance criteria will be established by the Board in its sole discretion. The Board may, in its sole discretion, revise the performance criteria. Notwithstanding the foregoing, (i) RSUs that vest solely by the passage of time shall not vest in full in less than three (3) years from the grant date; (ii) RSUs for which vesting may be accelerated by achieving performance targets shall not vest in full in less than one (1) year from the grant date; (iii) RSUs granted to outside directors vest, (a) at the election of an outside director at the time the award is granted, within a minimum of one (1) year to a maximum of three (3) years following the grant date, as such outside director may elect, and (b) if no election is made, upon the earlier of a Change of Control (as such term is defined in the RSU Plan) or his or her resignation from the Board; and (iv) except for the cessation of a Service Provider’s position as a Service Provider as described in the RSU Plan, in no case shall a RSU vest within one (1) year from the Grant Date.

Upon the expiration or termination of the Vesting period and the satisfaction of any other restrictions prescribed by the Board, the RSUs shall vest and shall be settled in either cash or Shares, as the Committee may so determine, unless otherwise provided in the Award Agreement.

A cash payment shall be in the amount equal to the “Market Price” per share as defined in the policies of the applicable stock exchange as the trading day prior to the date of vesting, and certified funds shall be paid for the RSUs valued at the Market Price. A Share payment shall be for Shares issued by the Corporation from treasury and a share certificate for that number of Shares equal to the number of vested RSUs shall be free of all restrictions. The cash payment or Shares shall be delivered to the Grantee or the Grantee’s beneficiary or estate, as the case may be.

If a grantee’s employment is terminated with cause, the Corporation may, within 30 days, annul an award if the grantee is an employee of the Corporation or an affiliate thereof. If a grantee’s employment is terminated with or without cause, unless the Board otherwise provides in an award agreement or in writing after the award agreement is issued, any RSUs that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon the death of a Grantee, any RSUs granted to such Grantee which, prior to the Grantee’s death, have not vested, will immediately vest, subject to the pass of one (1) year from the Grant Date, and the Grantee’s estate shall be entitled to receive payment in accordance with the terms of the RSU Plan. The period in which the Grantee’s estate may make such a claim of entitlement must not exceed one (1) year from the date of the Grantee’s death.

Performance Graph

The performance graphs below relate to the cumulative total Shareholder return of $100 invested in SV Shares from February 14, 2020 to December 31, 2023 as compared with the total cumulative return of the S&P/TSX Composite Total Return Index, and the total compensation awarded to NEOs for the same period. The Company completed the reverse takeover of HashChain Technology Inc. on February 14, 2020 and therefore has a limited history.

	February 14, 2020	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023
S&P/TSX Composite Index	$100.00	$97.71	$118.94	$108.64	$117.46
Digihost Technology Inc. SV Shares	$100.00	$107.61	$216.30	$50.54	$332.61
Total NEO Compensation(1)	$Nil	$503,733	$5,039,145	$4,015,791	$3,788,640

Notes:

(1)	The Total NEO compensation consists of the annualized base salary and the annual incentive (bonus) earned during the period covered, as well as the value of the long-term incentive awards of the NEOs. The value of long-term incentive awards represents the grant date fair value of option-based awards and of the SV Shares underlying RSU awards, which value may not be fully realized.

The NEOs’ compensation is determined in accordance with the principles set forth herein and is not specifically based on the performance of the SV Shares, mainly due to the fact that the price of the SV Shares is affected by external market factors beyond the Company’s and the NEOs’ control.

Summary Compensation Table

The following table provides information for the fiscal year ended December 31, 2023 (the “Last Financial Year”), and the fiscal periods ended December 31, 2022 and December 31, 2021, regarding compensation earned by the following NEOs:

					Non-equity incentive plan compensation (US$)
Name and principal position	Fiscal Period Ended	Salary (US$)	Share-based awards (US$)(5)	Option-based awards (US$)	Annual incentive plans	Long-term incentive plans	Pension value (US$)	All other compensation (US$)	Total compensation (US$)
Michel Amar,	2023	490,884	1,397,568	Nil	Nil	Nil	Nil	Nil	1,888,452
Chief Executive Officer,	2022	451,180	1,364,123	Nil	Nil	Nil	Nil	Nil	1,815,303
Director (1)(6)	2021	Nil	Nil	2,978,900	Nil	Nil	Nil	Nil	2,978,900
Cindy Davis,	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Chief Financial	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Officer(2)	2021	14,092	Nil	57,200	Nil	Nil	Nil	Nil	71,292
Paul Ciullo,	2023	117,913	34,939	Nil	Nil	Nil	Nil	Nil	152,853
Chief Financial Officer(3)	2022	125,096	34,103	Nil	Nil	Nil	Nil	Nil	159,199
	2021	77,157	Nil	175,240	Nil	Nil	Nil	Nil	252,397
Alec Amar, ,	2023	349,766	1,397,568	Nil	Nil	Nil	Nil	Nil	1,747,335
President, Director(4)(7)	2022	382,536	1,364,123	Nil	Nil	Nil	Nil	Nil	1,746,659
	2021	144,231	Nil	1,862,325	Nil	Nil	Nil	Nil	2,006,556
Don Christie,	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Chief Operating Officer,	2022	124,115	170,515	Nil	Nil	Nil	Nil	Nil	294,630
Former Director(8)(9)	2021	Nil	Nil	849,575	Nil	Nil	Nil	Nil	849,575

Notes:

(1)	On February 14, 2020, Michel Amar was appointed Chief Executive Officer of the Company.
(2)	On February 14, 2020, Cindy Davis became the Chief Financial Officer of the Company. Compensation for Ms. Davis’ services was paid to Marrelli Support Services Inc. Ms. Davis is an employee of Marrelli Support Services Inc. On April 29, 2021, Cindy Davis resigned as the Chief Financial Officer of the Company. On April 29, 2021, Paul Ciullo became the Chief Financial Officer of the Company.
(3)	On April 29, 2021, Paul Ciullo became the Chief Financial Officer of the Company.
(4)	On February 14, 2020, Alec Amar was appointed President of the Company.
(5)	Amounts reflect the fair value of SV Shares issued and/or RSUs recognized in the applicable year.
(6)	$Nil of Michel Amar’s compensation relate to his position as a director.
(7)	$Nil of Alec Amar’s compensation relate to his position as a director.
(8)	On February 1, 2022, Donald Christie was appointed Chief Operating Officer of the Company. Mr. Christie resigned as Chief Operating Officer of the Company on September 1, 2022.
(9)	$Nil of Donald Christie’s compensation relate to his position as a director from January 1, 2022 until July 28, 2022.
(10)	On January 5, 2021, the Company granted an aggregate of 266,666 stock options to Michel Amar, Alec Amar and Donald Christie with an expiry date of January 5, 2026 and the exercise price of $3.75 per SV Share. The stock options vest in full six (6) months from the date of grant. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions:5 year expected term; 155% volatility; risk-free interest rate of 0.39% per annum; and a dividend yield of 0%.
(11)	On March 25, 2021, the Company granted an aggregate of 316,332 stock options to Michel Amar, Alec Amar, Donald Christie, Paul Ciullo and Cindy Davis with an expiry date of March 25, 2026 and the exercise price of $7.47 per SV Share. The stock options vest in full six (6) months from the date of grant. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: 5 year expected term; 155% volatility; risk-free interest rate of 0.90% per annum; and a dividend yield of 0%.
(12)	On May 17, 2021, the Company granted an aggregate of 275,000 stock options to Michel Amar, Alec Amar, Donald Christie and Paul Ciullo with an expiry date of May 17, 2026 and the exercise price of $7.47 per SV Share. The stock options vest in full six (6) months from the date of grant. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: 5 year expected term; 105% volatility; risk-free interest rate of 0.95% per annum; and a dividend yield of 0%.
(13)	On June 22, 2021, the Company granted an aggregate of 161,666 stock options to Michel Amar, Alec Amar, Donald Christie and Paul Ciullo with an expiry date of June 22, 2026 and the exercise price of $4.20 per SV Share. The stock options vest in full six (6) months from the date of grant. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: 5 year expected term; 105% volatility; risk-free interest rate of 0.95% per annum; and a dividend yield of 0%.
(14)	On January 11, 2022, the Company granted an aggregate of 1,290,000 RSUs to Michel Amar, Alec Amar, Donald Christie and Paul Ciullo. The RSUs vest in one-third (1/3) increments on each of January 11, 2023, 2024 and 2025.

Employment, Consulting, and Management Agreements

Alec Amar

On January 21, 2022, the Corporation entered into an employment agreement with Alec Amar pursuant to which Mr. Amar provides services as President of the Corporation in consideration of an annual rate of US$375,000. Mr. Amar shall be eligible to receive an annual discretionary incentive payment upon achievement of certain Corporation and individual performance goals. Subject to the automatic extension provided for below, this agreement shall be for an initial term of three (3) years and expire on January 21, 2025. Unless earlier terminated as hereinafter provided, the initial term of this agreement shall be automatically extended on a yearly basis upon the expiration of the initial term or any additional terms, unless thirty days prior to the end of the initial term or any additional term, either party shall have given written notice to the other stating that the term of this agreement shall not be extended.

Michel Amar

On January 21, 2022, the Corporation entered into an employment agreement with Michel Amar pursuant to which Mr. Amar provides services as CEO of the Corporation in consideration of an annual rate of US$500,000. Mr. Amar shall be eligible to receive an annual discretionary incentive payment upon achievement of certain Corporation and individual performance goals. Subject to the automatic extension provided for below, this agreement shall be for an initial term of three (3) years and expire on January 21, 2025. Unless earlier terminated as hereinafter provided, the initial term of this agreement shall be automatically extended on a yearly basis upon the expiration of the initial term or any additional terms, unless thirty days prior to the end of the initial term or any additional term, either party shall have given written notice to the other stating that the term of this agreement shall not be extended.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2023:

	Option-based Awards				Share-based Awards
Name	Number of SV Shares underlying unexercised options (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share awards not paid out or distributed ($)
Michel Amar	Nil	Nil	Nil	Nil	400,000	1,224,000	Nil
Cindy Davis	8,333	$2.88	February 14, 2025	$1,499	Nil	Nil	Nil
	8,333	$7.47	March 25, 2026	Nil
Paul Ciullo	16,333	$7.47	March 25, 2026	Nil	10,000	30,600	Nil
	8,333	$7.47	May 17, 2026	Nil
	3,333	$4.20	June 22, 2026	Nil
Alec Amar	Nil	Nil	Nil	Nil	400,000	1,224,000	Nil
Donald Christie	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	The exercise price shown is the weighted average option exercise price.
(2)	Calculated based on the difference in value between the exercise price of the options and the closing price of the SV Shares on the TSXV on December 29, 2023, the last business day of the Last Financial Year, of $3.06.

The following table sets forth, for each of the NEOs, the value of all incentive plan awards that vested during the year ended December 31, 2023:

Name	Option-based awards – Value vested during the year (US$)(1)	Share-based awards – Value vested (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)(2)
Michel Amar	Nil	$762,240	Nil
Cindy Davis	Nil	Nil	Nil
Paul Ciullo	Nil	$25,405	Nil
Alec Amar	Nil	$762,240	Nil
Donald Christie	Nil	Nil	Nil

Notes:

(1)	Based on the number of options that vested during the Last Financial Year and calculated based on the difference between the market price of the SV Shares on the TSXV and the exercise price of the options on the vesting date. Any unexercised options may never be exercised and an actual gain, if any, on exercise will depend on the value of the SV Shares on the date of exercise.
(2)	Reflects bonuses paid to the NEOs during the Last Financial Year.

Pension Plan Benefits, Termination and Change of Control Benefits

The Corporation has no pension or retirement plan. The Corporation has not provided compensation, monetary or otherwise to any person who now acts as a NEO of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. Other than as may be provided pursuant to particular employment agreements and except as described below, the Corporation is not party to any compensation plan or arrangement with NEOs resulting from the resignation, retirement or the termination of employment of any person.

Michel Amar and Alec Amar each have entered in an employment agreement with the Company. For the purposes of the succeeding paragraphs under this heading “Pension Plan Benefits, Termination and Change of Control Benefits”, each of Michel Amar and Alec Amar may be referred to as the Executive.

In the event that the Executive’s employment ends due to termination by: (a) the Corporation for Cause (as defined in the applicable employment agreement), (b) by the Executive without Good Reason (as defined in the applicable employment agreement), or (c) by non-renewal at the election of the Executive, the Executive shall be entitled to the following: (i) any unpaid Base Salary (as defined in the applicable employment agreement), accrued through the termination date, (ii) a lump sum payment for any accrued but unused vacation pay, (iii) COBRA coverage (but no Company-paid premiums except as otherwise required by law), (iv) all other payments, benefits or fringe benefits to which the Executive is entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant, and (v) a lump sum payment for any previously unreimbursed business expenses incurred by the Executive on behalf of the Corporation during the term of the Executive’s employment (collectively, the “Accrued Amounts”).

If the Executive’s employment by the Corporation is terminated by the Corporation without Cause (as defined in the applicable employment agreement), by the Executive with Good Reason (as defined in the applicable employment agreement), or due to non-extension at the election of the Company as provided for in the appliable employment agreement, then, in addition to the Accrued Amounts, Executive shall be entitled to the following (a) the Prior Year Bonus (as defined in the applicable employment agreement), (b) the Pro-Rata Bonus (as defined in the applicable employment agreement), (c) an amount equal to Executive’s monthly base salary rate (but not as an employee), which would continue to be paid monthly during the 24 months following termination of Executive’s employment (the “Severance Period”), and (d) continued participation in the Corporation’s group health plan which covers the Executive (to the extent permitted under applicable law and the terms of such plan) during the Severance Period.

Upon a Change of Control (as defined below) occurring, the term of this the applicable employment agreement, the agreement shall automatically be extended to the later of the end of the term and two (2) years from the date upon which a Change of Control occurs. If a Change of Control shall have occurred, and following the Change of Control, the Executive’s employment agreement is terminated or the Executive is removed as a director of the Corporation or terminated as an office of the Corporation (collectively referred to herein as “Terminated”), other than for Cause (as defined in the applicable employment agreement), or if the Executive terminates its engagement for Good Reason (as defined in the applicable employment agreement), and such termination occurs within twelve (12) months after the date upon which a Change of Control occurs (the “Termination Option”), the Executive will be entitled to be paid a single lump sum cash payment equating to a total of two years of the Executive’s annual Base Salary (the “Severance Amount”) and additional options and or restricted share units may be granted to the Executive at the sole discretion of the Board, subject to the terms of the Option Plan and the RSU plan. All options and RSUs held by the Executive will vest immediately and will remain exercisable in accordance with the terms of such award agreement, subject to the provisions of the Stock Option Plan or RSU Plan, as applicable. Additionally, the Executive is entitled to any accrued and unpaid Prior Year Annual Bonus (as defined in the applicable employment agreement) and the Current Year Pro-Rata Annual Bonus (as defined in the applicable employment agreement).

The Base Salary of Michel Amar and Alec Amar respectively is US$475,000 and US$375,000 and the Severance Amount is US$900,000 and US$750,000 respectively for each of Michel Amar and Alec Amar, plus any accrued and unpaid Prior Year Annual Bonus and the Current Year Pro-Rata Annual Bonus.

“Change of Control” as referenced in this section “Pension Plan Benefits, Termination and Change of Control Benefits” means at any time from the effective date of the applicable employment agreement:

(i)	the transfer to or acquisition of at least twenty-five percent (25%) of the total issued and outstanding common voting securities of the Corporation from time to time, by one person or a group of persons acting in concert, either through one transaction or a series of transactions over time after the date hereof, and whether through the acquisition of previously issued voting securities, voting securities that have not been previously issued, or any combination thereof, or any transaction having a similar effect;

(ii)	twenty-five percent (25%) or more of the issued and outstanding voting securities of the Corporation become subject to a voting trust;

(iii)	a change of more than half of the directors of the Corporation unless approved by a majority of the Board;

(iv)	the Corporation, directly or indirectly, amalgamates, consolidates or otherwise merges with any other body corporate or bodies corporate, other than a wholly owned subsidiary;

(v)	the Corporation decides to sell, lease, or otherwise dispose of all or substantially all of its assets and undertaking, whether in one or more transactions; or

(vi)	the Corporation enters into a transaction or arrangement which would have the same or similar effect as the transactions referred to in sub-paragraphs (iv) or (v) above.

Exercise of Compensation Securities by NEOs and Directors

There were no compensation securities exercised by NEOs and directors during the fiscal year ended December 31, 2023.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information in respect of the Corporation’s equity compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated in accordance with all equity plans previously approved by the Shareholders and all equity plans not approved by Shareholders as at December 31, 2023:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders(1)	1,729,070	5.09	4,015,428	(1)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,729,070	5.09	2,4,015,428	(1)

Notes:

(1)	As at December 31, 2023, the Company’s equity compensation plans were the Stock Option Plan, which is a 10% rolling stock option plan and the Old RSU Plan. The number of SV Shares that may be reserved for issuance pursuant to the Stock Option Plan at any given time is 10% of the outstanding Shares as at the date of grant of an Option under the Stock Option Plan. As at December 31, 2023, the total number of Options available for issuance under the Stock Option Plan was 2,195,704. A fixed maximum of 2,856,624 SV Shares are issuable under the Old RSU Plan.

Director Compensation

The Board determines the level of compensation for directors, based on recommendations from the Compensation Committee. The Compensation Committee and the Board regularly reviews the competitiveness of non-executive director compensation levels against the competitive marketplace, taking into account time commitment, risks and responsibilities to ensure that the amount of compensation adequately reflects the responsibilities and risks of being a director and makes adjustments as deemed necessary. The Corporation’s objective regarding director compensation is to follow best practices with respect to retainers, the format and weighting of the cash and incentive components of compensation, and the implementation of share ownership guidelines. The Corporation believes that these approaches have helped to attract, and will help to attract and retain, strong members for the Board who will be able to fulfill their fiduciary responsibilities without competing interests.

As at the date hereof, the Corporation does not pay its directors any fees or compensation other than expenses incurred. The Corporation has a small number of employees and relies extensively on the input and expertise of its non-employee directors. In its efforts to attract and retain experienced directors, the Corporation may choose to compensate directors partly with Options and/or RSUs, thereby conserving its cash resources and, equally importantly, aligning the directors’ incentives with the interests of the Shareholders by providing them with the opportunity to participate in the upside that results from their contributions. While other larger and/or established operating companies may place limits on non-executive director compensation to a maximum amount per director per year in order to satisfy external policies and proxy voting guidelines, the Corporation believes that some methodologies used to quantify the value of Options at the time of the grant (using an option pricing model that values Options based on a theoretical value at the time of grant) are not suited to calculating such a limit in the case of the Corporation. Because such methodologies typically incorporate stock volatility into the calculation of Option value, the volatility of the Corporation’s stock (compared with more established operating companies) can significantly inflate Option value. The result is that an Option grant in a given year could be valued well in excess of the proposed limits discussed above, even if the Option is out-of-the money on the date of grant. While the Corporation does not object to the principle of limiting non-employee director compensation, the Corporation believes that it is not currently at the right stage of its development to impose such limitations based on external, generalized criteria. Accordingly, the Corporation intends to continue to evaluate grants of Options and/or RSUs to non-employee directors on a case-by-case basis, making grants based on the contributions of such non-employee directors to the Corporation and having regard to the levels of compensation offered by companies in analogous stages of development.

Director Compensation Table

The following table provides information regarding compensation paid to the Corporation’s directors, other than Michel Amar and Alec Amar, during the financial year ended December 31, 2023. Information regarding the compensation of Michel Amar and Alec Amar can be found in the table under the heading “Summary Compensation Table” hereinabove.

Name(1)	Fees earned (US$)	Share-based awards (US$)(2)	Option-based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Gerard Rotonda	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Adam Rossman(3)	Nil	$46,583	Nil	Nil	Nil	Nil	$46,583
Zhichao Li	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Information regarding the compensation of Michel Amar and Alec Amar, directors of the Company, is disclosed under the heading “Summary Compensation Table” hereinabove.
(2)	Amounts reflect the fair value of SV Shares issued and/or RSUs recognized in the applicable year.

(3)	On January 11, 2022, the Company granted an aggregate of 20,000 RSUs to Adam Rossman. The RSUs vest in one-third (1/3) increments on each of January 11, 2023, 2024 and 2025.

	Option-based Awards				Share-based Awards
Name	Number of SV Shares underlying unexercised options (#)	Option exercise price $)(1)	Option expiration date	Value of unexercised in-the-money options $)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share awards not paid out or distributed ($)
Gerard Rotonda	50,000	$2.88	February 14, 2025	$9,000	Nil	Nil	Nil
	25,000	$3.75	January 5, 2026	Nil
	8,333	$7.47	March 25, 2026	Nil
	8,333	$7.47	May 17, 2026	Nil
	8,333	$4.20	June 22, 2026	Nil
Adam Rossman	50,000	$2.88	February 14, 2025	$9,000	13,334	40,802	Nil
	25,000	$3.75	January 5, 2026	Nil
	16,333	$7.47	March 25, 2026	Nil
	8,333	$7.47	May 17, 2026	Nil
	8,333	$4.20	June 22, 2026	Nil
Zhichao Li	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Director Option Based and Share Based Awards

Notes:

(1)	Information regarding the compensation of Michel Amar and Alec Amar, directors of the Company, and Donald Christie, former director of the Company, is disclosed under the heading “Incentive Plan Awards” hereinabove.
(2)	The exercise price shown is the weighted average option exercise price.
(3)	Calculated based on the difference in value between the exercise price of the options and the closing price of the SV Shares on the TSXV on December 29, 2023, the last business day of the Last Financial Year, of $3.06.

The following table sets forth, for each of the directors other than Michel Amar and Alec Amar, the value of all incentive plan awards that vested during the year ended December 31, 2023:

Name(1)	Option-based awards – Value vested during the year (US$)(2)	Share-based awards – Value vested (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)(3)
Gerard Rotonda	Nil	Nil	Nil
Adam Rossman	Nil	25,405	Nil
Zhichao Li	Nil	Nil	Nil

Notes:

(1)	Information regarding the compensation of Michel Amar and Alec Amar, directors of the Company, and Donald Christie, former director of the Company, is disclosed under the heading “Incentive Plan Awards” hereinabove.
(2)	Based on the number of options that vested during the Last Financial Year and calculated based on the difference between the market price of the SV Shares on the TSXV and the exercise price of the options on the vesting date. Any unexercised options may never be exercised and an actual gain, if any, on exercise will depend on the value of the SV Shares on the date of exercise.
(3)	Reflects bonuses paid to the directors during the Last Financial Year.

Termination and Change of Control Benefits

The Company is party to executive employment agreements with each of its President, CEO, COO and CFO. See “STATEMENT OF EXECUTIVE COMPENSATION – Employment, Consulting, and Management Agreements” and “STATEMENT OF EXECUTIVE COMPENSATION – Pension Plan Benefits, Termination and Change of Control Benefits” which sets out the material terms of the contracts therewith.

Indebtedness of Directors and Officers

None of the current or proposed directors or officers of the Corporation, nor any affiliate or associate of the current or proposed directors or officers of the Corporation, is or was indebted to the Corporation (or to another entity which is the subject of a guarantee support agreement, letter of credit, or other similar arrangement or undertaking provided by the Corporation) since the beginning of the most recently completed financial year.

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Corporation’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas. The current members of the Audit Committee are Gerard Rotonda (Chair), Adam Rossman and Zhichao Li. The members of the Audit Committee are each an “independent” director as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”).

Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Corporation’s financial statements. The full text of the charter of the Audit Committee (the “Audit Committee Charter”) is attached as Schedule “A”.

Relevant Education and Experience

The relevant education and experience of each of the members of the Audit Committee is as follows:

Name of Member	Education	Experience
Gerard Rotonda (Chair)	BSBA, Boston University MBA, Boston University	Mr. Rotonda was the Chief Financial Officer and Executive Committee Member for Deutsche Bank Wealth, Management Americas from 2011 through 2018. Mr. Rotonda has over 30 years of experience in business development and financial analysis, most recently as Co-Founder and Partner at MMR Development, a real estate company which develops or repositions office, residential and hotel properties. Mr. Rotonda has also been Senior Business Leader and Director Strategy and Planning at MasterCard Incorporated, Director Strategic Planning at Credit Suisse Group, and Vice President Investment Finance and Structured Lending at Citigroup.
Zhichao Li	Master of Art, University of St. Andrews M.A, Tsinghua University	Ms. Li served as the senior Vice President of Blockchain Dynamics upon joining and oversaw the blockchain business from financials to operations. Ms. Li has successfully invested and managed infrastructure, manufacturing, and supply chains for public companies and start-ups.
Adam Rossman	B.A, University of California at Berkley JD, Loyola Law School M.A, University of California at Berkley	Mr. Rossman is a business and real estate attorney. He is a member of the California Bar since 1995. Mr. Rossman has handled transactions throughout the United States relating to commercial real estate and trademark licensing.

Reliance on Certain Exemptions

The Corporation is not relying on any exemptions regarding composition of the Audit Committee.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Corporation.

External Auditor Service Fees

The following table provides details in respect of audit, audit related, tax and other fees billed by the Corporation’s external auditor during the fiscal years ended December 31, 2023 and December 31, 2022.

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2023	$475,206	$147,265	$18,391	$	Nil
December 31, 2022	$237,382	$120,014	$40,336	$	Nil

Notes:

(1)	Aggregate fees billed for professional services rendered by the auditor for the audit of the Corporation’s annual financial statements.
(2)	Aggregate fees billed for professional services rendered by the auditor and consisted primarily of file quality review fees and fees for the review of quarterly financial statements and related documents.
(3)	Aggregate fees billed for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.
(4)	No other fees were billed by the auditor of the Corporation other than those listed in the other columns.

CORPORATE GOVERNANCE

National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Administrators sets out a series of guidelines for effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Corporation’s approach to corporate governance in relation to the Guidelines.

Board of Directors

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board believes that it functions independently of management, and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. The Board meets without management present, as circumstances require. When conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. In light of the suggestions contained in National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”), the Board convenes meetings, as deemed necessary, of the independent directors, at which non-independent directors and members of management are not in attendance.

The Board is currently comprised of five (5) members, three (3) of whom the Board has determined to be “independent directors” within the meaning of NI 58-101. Adam Rossman, Gerard Rotonda and Zhichao Li are considered independent within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Corporation. The basis for this determination is that, since the date of incorporation of the Corporation, none of the independent directors have worked for the Corporation, received remuneration from the Corporation or had material contracts with or material interests in the Corporation which could interfere with their ability to act with a view to the best interests of the Corporation. Michel Amar and Alec Amar are not considered independent directors because they are officers of the Corporation.

Assuming Shareholders elect the five (5) directors nominated at the Meeting, the Board will have three (3) independent directors, Adam Rossman, Gerard Rotonda and Zhichao Li.

The Board functions independently of management. To enhance its ability to act independent of management, the Board may in the future meet in the absence of members of management or may excuse such persons from all or a portion of any meeting where an actual or potential conflict of interest arises or where the Board otherwise determines is appropriate. Additionally, as there is no independent Chair of the Board or lead independent director, the Board provides further leadership for its independent directors by encouraging communication among the independent directors, such that they provide each other with guidance and leadership as necessary on an informal basis. The Board has also devolved certain duties, as described elsewhere in this Circular, to the independent Audit Committee.

Meetings of the Board

The Board held 1 meeting during the Last Financial Year. The members of the Board and their attendance at the Board and committee meetings during the Last Financial Year are set forth in the table below.

Board of Directors – Meeting Attendance
Name of Director	Independent(1)	Board Meetings Attended
Michel Amar	No	1 of 1
Alec Amar	No	1 of 1
Adam Rossman	Yes	1 of 1
Gerard Rotonda	Yes	1 of 1
Zhichao Li	Yes	1 of 1

(1)	To be considered independent, a member of the Board must not have any direct or indirect or “material relationship” with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment. Independence for the purposes of this chart is assessed as at the end of the Last Financial Year.

Board Mandate

The mandate of the Board (the “Board Mandate”) is to manage and supervise the management of the Company’s affairs. The mandate is attached as Schedule “D” hereto and is available on the Company’s website.

Position Descriptions

Position description for the Chair of the Board is delineated in the Board Mandate. Position descriptions for chair of each board committee is delineated in the applicable policy which establishes the committee. The Board has not developed a written position description for the CEO. The CEO’s roles and responsibilities are determined by the CEO in consultation with and at the direction of the Board.

Directorships

None of the directors and proposed directors of the Corporation are also current directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction.

Orientation and Continuing Education

While the Corporation currently has no formal orientation and education program for new Board members, it is expected that sufficient information (such as recent financial statements, technical reports and various other operating, property and budget reports) will be provided to all new Board members to ensure that new directors are familiarized with the Corporation’s business and the procedures of the Board. In addition, new directors will be encouraged to visit and meet with management on a regular basis. The Corporation will also encourage continuing education of its directors and officers where appropriate in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Corporation. The Board’s continuing education will also consist of correspondence with the Corporation’s legal counsel to remain up to date with developments in relevant corporate and securities law matters.

Ethical Business Conduct

The fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest will ensure that the Board operates independently of management and in the best interests of the Corporation.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors and proposed directors of the Corporation also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict-of-interest provisions of the Corporation’s governing corporate statute, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest.

Any interested director will be required to declare the nature and extent of his or her interest and will not be entitled to vote at meetings of directors at which matters that give rise to such a conflict of interest are considered.

To supplement the fiduciary duties placed on directors by the Corporation’s governing corporate legislation, the Board has formalized its commitment to conducting its business and affairs in accordance with the highest ethical standards by enacting and adopting a code of business conduct and ethics (the “Code”). The Code provides a set of ethical standards to guide each director, officer, employee, consultant and contractor of Digihost and its subsidiaries in the conduct of their business, and for each director, officer and employee constitutes conditions of employment, and for each consultant and contractor constitutes conditions of providing services to Digihost and its subsidiaries. An interested party may obtain a copy of the code and any amendments on: (a) the Company’s website and (B) the Corporation’s profile on SEDAR+’s website at www.sedarplus.ca. Per the Code, it is the role of the Board to monitor and ensure compliance with the guidelines et out in the Code. To this end, all directors and officers of Digihost, as well as any employees, consultants and contractors specified by the Board, are required to provide annual certification of compliance with the Code. The Board also encourages all directors, officers, employees, consultants and contractors to report any violations of the Code to the Board.

Nomination of Directors

The Governance and Nominating Committee is responsible for, among other matters, the identifying individuals to be nominated as members of the Board. The ultimate decision to appoint individuals to the Board remains with the Board. For further details on the nomination of directors, see “Corporate Governance – Board Committees – Governance and Nomination Committee”.

Compensation

The Compensation Committee is responsible for, among other matters, the establishment of compensation policies and security incentive plans, evaluating the performance and effectiveness of the Board, the performance evaluation of executives and the compensation of executives and directors. For further details on the compensation practices of the Corporation, see “Corporate Governance – Board Committees – Governance and Nomination Committee”.

Board Committees

The Board has 4 standing committees, being the Audit Committee, the Disclosure Committee, the Compensation Committee and the Governance and Nomination Committee.

Audit Committee

The members of the Audit Committee are in this Circular under the heading “Audit Committee” above. The Board has adopted the Audit Committee Charter, which is attached as Schedule “A” to this Circular.

The current and proposed Audit Committee is comprised of a majority of directors who are not executive officers, employees, or control persons of the Corporation or any of its affiliates, and who are considered to be financially literate in accordance with applicable securities laws.

Compensation Committee

The Compensation Committee assists the Board in its oversight of compensation. The Compensation Committee is comprised of Alec Amar, Gerard Rotonda and Adam Rossman (Chair). Messrs. Rossman and Rotonda considered “independent” within the meaning of NI 58-101. The Compensation Committee ensures an objective process for determining compensation by providing that a majority of members of the Compensation Committee are considered independent within the meaning of NI 58-101.

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. The Corporation anticipates the programs will be balanced and will not motivate unnecessary or excessive risk taking. The Corporation’s security trading policy restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of TSXV funds that are designed to hedge or offset a decrease in market value of equity. To the knowledge of the Corporation, as of the date of hereof, no director or NEO of the Corporation has participated in the purchase of such financial instruments.

Governance and Nomination Committee

The Governance and Nomination Committee identifies individuals qualified to be nominated as members of the Board, develops corporate governance guidelines and principles for the Corporation and assists the Board with the structure and composition of Board committee. The Governance and Nomination Committee is comprised of Michel Amar, Zhichao Li and Adam Rossman (Chair). Mr. Rossman and Ms. Li are considered “independent” within the meaning of NI 58-101. The Governance and Nomination Committee ensures an objective process for determining nomination of directors by providing that a majority of members of the Governance and Nomination Committee are considered independent within the meaning of NI 58-101. The duties of the Governance and Nomination Committee include reviewing the Corporation’s policies, codes and mandates, reviewing the size, composition and candidates of board committees, recommending to the Board the necessary and desirable competencies and skills of directors and annually conduct, review and report to the Board the results of an assessment of the Board’s performance and effectiveness.

Disclosure Committee

The Disclosure Committee is comprised of the CEO, a director designated by the Company’s Chair of the Board, and an independent director designated by the Company’s Chair of the Board. The current members of the Disclosure Committee are Michel Amar (Chair), Gerard Rotonda and Adam Rossman.

Assessments

The Board will consider the performance of the directors and committee performance from time to time, as required.

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for the directors on its board. The Board may consider implementing term limits and other mechanisms of board renewal if and when it determines it is necessary to amend the Corporation’s corporate governance practices. The business of the Company is constantly changing as the cryptocurrency industry evolves. Recognizing this, and to ensure optimal governance of the Company by the Board, director renewal and replacement is managed in a manner to ensure that the Board can function effectively, while enabling new directors to gain a full understanding of the Company’s business.

Policies Regarding the Representation and Consideration of Women on the Board and Executive Officer Positions

The Board has not adopted a written policy however is committed to promoting diversity within the Corporation. The Governance and Nominating Committee considers all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing issues related to board composition and renewal. The Board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to diversity. Diversity, inclusive of gender, is a key factor in the Company’s corporate-wide talent management strategy, which seeks to identify, mentor and develop current executives and employees for more senior positions in the Corporation.

While the Board considers merit as the essential requirement for board and executive appointments, in 2022, and in order to comply with Nasdaq’s continued listing requirements, including, in particular, Nasdaq Listing Rules 5605 and 5606 (the “Nasdaq Board Diversity Rule”), the Board had set a target of having at least one female director on or before August 7, 2023. On July 28, 2022, the Board appointed Ms. Zhichao Li to the Board.

According to the Nasdaq Board Diversity Rule, the Corporation shall disclose in its documents for the annual meeting of shareholders, a board-level diversity disclosure. As of September 23, 2024, the following is the Corporation’s Board Diversity Matrix:

Board Diversity Matrix for Digihost Technology Inc.
	As of December 31, 2023				As of September 23, 2024
Total Number of Directors	5				5
Part 1: Gender Identity	Female	Male	Non-Binary	Did not disclose gender	Female	Male	Non-Binary	Did not disclose gender
Directors	1	4	-	-	1	4	-	-
Part 2: Demographic Background
African American or Black	-	-	-	-	-	-	-	-
Alaskan Native or American Indian	-	-	-	-	-	-	-	-
Asian	1	-	-	-	1	-	-	-
Hispanic or Latinex	-	-	-	-	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-	-	-	-	-
White	-	4	-	-	-	4	-	-
Two or More Races or Ethnicities	-	-	-	-	-	-	-	-
LGBTQ+	-	-	-	-	-	-	-	-
Did not disclose demographic background	-	-	-	-	-	-	-	-

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise described herein, since the Corporation’s incorporation, no director, executive officer, or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of either the outstanding SV Shares or the PV Shares, or any known associates or affiliates or such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or a company other than the directors or executive officers of the Corporation.

ADDITIONAL INFORMATION

The Corporation will provide to any shareholder, upon written request to the Corporate Secretary or Chairman of the Corporation at 110 Yonge St., Suite 1601, Toronto, ON M5C 1T4, telephone: 1-888-DSA-CORP (372-2677) a copy of:

(a)	the audited financial statements of the Corporation for its most recently completed financial period, together with the management’s discussion and analysis of such financial results and the auditor’s report thereon, and one copy of any interim financial statements subsequent to the financial statements of the Corporation that have been filed for any period after the end of its most recently completed financial period; and

(b)	this Circular.

The Meeting materials and additional information relating to the Corporation are available on SEDAR+ at www.sedarplus.ca and on Marrelli Trust’s website at https://www.marrellitrust.ca/digihost-notice-access-agm-2024/s. Financial information about the Corporation may be found in the Corporation’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial period.

Approval

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

DATED this 23rd day of September, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Michel Amar”
Michel Amar
Chief Executive Officer and Chairman

SCHEDULE “A”

DIGIHOST TECHNOLOGY INC.

(the “Corporation”)

audit committee charter

MANDATE

The Audit Committee (hereinafter referred to as the “Audit Committee”) shall i) assist the Board of Directors in its oversight role with respect to the quality and integrity of the financial information; ii) assess the effectiveness of the Corporation’s risk management and compliance practices; iii) assess the independent auditor’s performance, qualifications and independence; iv) assess the performance of the Corporation’s internal audit function; v) ensure the Corporation’s compliance with legal and regulatory requirements, and vi) prepare such reports of the Committee required to be included in any Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

STRUCTURE AND OPERATIONS

The committee shall be composed of not less than three Directors. A majority of the members of the Committee shall not be an Officer or employee of the Corporation. All members shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each member of the Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment.

Members of the Committee shall be appointed or reappointed at the annual meeting of the Corporation and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a Director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the annual meeting of the Corporation a Chairman among their number. The Chairman shall not be a former Officer of the Corporation. Such Chairman shall serve as a liaison between members and senior management. The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

(a)	a quorum for meetings shall be at least three members;

(b)	the Committee shall meet at least quarterly;

(c)	notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

(d)	a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other designated member of the Committee.

SPECIFIC DUTIES

Oversight of the Independent Auditor

●	Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between Management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee.

●	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

●	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor’s engagement with the Corporation, and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

●	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Corporation.

●	Review and discuss with Management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

●	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

●	Review as necessary policies for the Corporation’s hiring of employees or former employees of the independent auditor.

Financial Reporting

●	Review and discuss with Management and the independent auditor the annual audited financial statements prior to the publication of earnings.

●	Review and discuss with Management the Corporation’s annual and quarterly disclosures made in Management’s Discussion and Analysis. The Committee shall approve any reports for inclusion in the Corporation’s Annual Report, as required by applicable legislation.

●	Review and discuss with Management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

●	Review and discuss with Management the Corporation’s quarterly financial statements prior to the publication of earnings.

●	Review and discuss with Management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies. Review and discuss with Management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and Management, such as any management letter or schedule of unadjusted differences.

●	Discuss with the independent auditor at least annually any “Management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Corporation.

●	Review and discuss with Management and the independent auditor at least annually any significant changes to the Corporation’s accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.

●	Discuss with Management the Corporation’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

●	Review and discuss with Management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

●	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

●	Review disclosures made by the Corporation’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Corporation’s internal controls.

●	Discuss with the Corporation’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Corporation or any of its subsidiaries from regulators or governmental agencies.

Oversight of Risk Management

●	Review and approve periodically Management’s risk philosophy and risk management policies.

●	Review with Management at least annually reports demonstrating compliance with risk management policies.

●	Review with Management the quality and competence of Management appointed to administer risk management policies.

●	Review reports from the independent auditor at least annually relating to the adequacy of the Corporation’s risk management practices together with Management’s responses.

●	Discuss with Management at least annually the Corporation’s major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies.

Oversight of Regulatory Compliance

●	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

●	Discuss with Management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation’s financial statements or accounting.

●	Meet with the Corporation’s regulators, according to applicable law.

●	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

FUNDING FOR THE INDEPENDENT AUDITOR AND RETENTION OF OTHER INDEPENDENT ADVISORS

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefore shall also be funded by the Corporation.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

1.	The Corporation shall inform employees on the Corporation’s intranet, if there is one, or via a newsletter or e-mail that is disseminated to all employees at least annually, of the officer (the “Complaints Officer”) designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2.	The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employees making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

3.	The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Corporation.

4.	Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5.	The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

Procedures for Approval of Non-Audit Services

1.	The Corporation’s external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

(a)	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board determines is impermissible.

2.	In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

3.	The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

Schedule “B”

DIGIHOST TECHNOLOGY INC.

(the “Corporation”)

Stock option plan

STOCK OPTION PLAN

1.	PURPOSE OF THE PLAN

The Company hereby establishes a stock option plan for directors, senior officers, Employees, Management Company Employees and Consultants (as such terms are defined below) of the Company and its subsidiaries (collectively “Eligible Persons”), to be known as the “Stock Option Plan” (the “Plan”). The purpose of the Plan is to give to Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to ten (10) years as determined by the board of directors of the Company, to buy shares of the Company at a price not less than the Market Value prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the Exchanges and approved by the Board.

2.	DEFINITIONS

In this Plan, the following terms shall have the following meanings:

2.1	“Blackout Period” means an interval of time during which the Company has formally imposed a prohibition on one or more Eligible Persons whereby they are to refrain from trading, exercising, redeeming or settling any securities of the Company because they may be in possession of publicly undisclosed confidential information pertaining to the Company;

2.2	“Board” means the Board of Directors of the Company.

2.3	“Change of Control” means the acquisition by any person or by any person and all Joint Actors, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board.

2.4	“Committee” means a committee of the Board in accordance with this Plan or if no such committee is appointed, the Board itself.

2.5	“Company” means Digihost Technology Inc. and its successors.

2.6	“Consultant” means, in relation to the Company, an individual (other than a Director, Officer or Employee of the Company or of any of its subsidiaries) or company that:

(a)	is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to any of its subsidiaries, other than services provided in relation to a Distribution (as defined in the Securities Act);

(b)	provides the services under a written contract between the Company or any of its subsidiaries and the individual or the company, as the case may be; and

(c)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or of any of its subsidiaries.

2.7	“Consultant Company” means a Consultant that is a company.

2.8	“Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a)	being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b)	acting as a director or officer of the Company or its subsidiaries.

2.9	“Disinterested Shareholder Approval” means a majority of the votes attaching to shares voted at a meeting of shareholders of the Company, excluding the votes attaching to shares held by persons with an interest in the subject matter of the resolution, in accordance with Exchange Policies.

2.10	“Eligible Persons” has the meaning given to that term in section 1 hereof.

2.11	“Employee” means an “Employee” as defined in the Exchange Policies.

2.12	“Exchange Policies” means the policies included in the TSX Venture Exchange Corporate Finance Manual or the TSX Company Manual, as applicable to the Company from time to time, and “Exchange Policy” means any one of them.

2.13	“Exchanges” means the TSX Venture Exchange or the Toronto Stock Exchange, being the stock exchange on which the Shares may be listed from time to time and, if applicable, any other stock exchange on which the Shares are listed.

2.14	“Expiry Date” means the date set by the Board under section 3.1 hereof, as the last date on which an Option may be exercised.

2.15	“Grant Date” means the date specified in an Option Agreement as the date on which an Option is granted.

2.16	“Insider” means an “Insider” as defined in the Exchange Policies.

2.17	“Investor Relations Activities” means “Investor Relations Activities” as defined in the Exchange Policies.

2.18	“Joint Actor” means a person “acting jointly or in concert” with another person as that phrase is interpreted in Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids.

2.19	“Management Company Employee” means an individual employed by a company providing management services to the Company, which services are required for the ongoing successful operation of the business enterprise of the Company.

2.20	“Market Value” means the market value of the Shares as determined in accordance with Section 3.2.

2.21	“Net Exercise” has the meaning given to that term in section 4.2.

2.22	“Option” means an option to purchase Shares granted pursuant to this Plan.

2.23	“Option Agreement” means an agreement, in the form attached hereto as Schedule “A”, whereby the Company grants to an Optionee an Option.

2.24	“Optionee” means each of the Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators.

2.25	“Option Price” means the price per Share specified in an Option Agreement, as adjusted from time to time in accordance with the provisions of section 5.

2.26	“Option Shares” means the aggregate number of Shares which an Optionee may purchase under an Option.

2.27	“Plan” means this Stock Option Plan.

2.28	“Regulatory Approvals” means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or the Options granted from time to time hereunder.

2.29	“Regulatory Authorities” means all organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Options granted from time to time hereunder.

2.30	“Shares” means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to section 5, “Shares” shall thereafter mean the shares or other property resulting from the events giving risk to the adjustment.

2.31	“Securities Act” means the Securities Act, R.S.B.C. 1996, c. 418, as amended, as at the date hereof.

2.32	“TSX” means the Toronto Stock Exchange.

2.33	“TSXV” means the TSX Venture Exchange.

2.34	“Unissued Option Shares” means the number of Shares, at a particular time, which have been reserved for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

2.35	“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

2.36	“VWAP” means volume weighted average trading price of the Shares on the Exchange calculated by dividing the total value by the total volume of such securities traded for the five (5) trading days immediately preceding the exercise of the subject Option.

3.	GRANT OF OPTIONS

3.1	Option Terms

The Board may from time to time authorize the issue of Options to Eligible Persons. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than ten (10) years after the Grant Date, subject to the operation of section 4.5. Options shall not be assignable (or transferable) by the Optionee.

3.2	Price of Option

The Option Price at which an Optionee may purchase a Share upon the exercise of an Option shall be determined by the Committee and shall be set out in the Option Agreement issued in respect of the Option. The Option Price shall not be less than the Market Value of the Shares as of the Grant Date. The “Market Value” of the Shares for a particular Grant Date shall be determined as follows:

(a)	for each organized trading facility on which the Shares are listed, Market Value will be the closing trading price of the Shares on the day immediately preceding the Grant Date, and may be less than this price if it is within the discounts permitted by the applicable Regulatory Authorities;

(b)	if the Company’s Shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with Section 3.2(a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c)	if the Company’s Shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the Grant Date, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee; and

(d)	if the Company’s Shares are not listed on any organized trading facility, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms’ length.

Notwithstanding anything else contained herein, in no case will the Market Value be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question.

3.3	Previously Granted Options

In the event that on the date this Plan is implemented and effective (the “Effective Date”) there are outstanding stock options (the “Pre-Existing Options”) that were previously granted by the Company pursuant to any stock option plan in place prior to the Effective Date (a “Pre-Existing Plan”), all such Pre- Existing Options shall, effective as of the Effective Date, be governed by and subject to the terms of the Plan.

3.4	Limits on Shares Issuable on Exercise of Options

At the time of grant of any Option, the aggregate number of Shares reserved for issuance under the Plan which may be made subject to Options at any time and from time to time (including those issuable upon the exercise of Pre-Existing Options) shall not exceed 10% of the total number of issued and outstanding Shares, on a non-diluted basis, as constituted on the Grant Date of such Option.

The number of Shares which may be issuable under the Plan and all of the Company’s other previously established or proposed share compensation arrangements, within a one-year period:

(a)	The aggregate number of Shares issuable under this Plan in respect of Options shall not exceed 10% of the issued and outstanding Shares at any point in time;

(b)	Unless disinterested shareholder approval is obtained, pursuant to the rules and policies of the Exchange, the aggregate number of Shares for which Options may be granted to any one Eligible Person under this Plan and together with all other security-based compensation arrangements of the Company in any twelve (12) month period shall not exceed five (5%) percent of the issued and outstanding Shares, calculated as of the Grant Date;

(c)	The aggregate number of Options granted to any one Consultant in a twelve (12) month period under this Plan and together with all other security-based compensation arrangements of the Company shall not exceed two (2%) percent of the issued and outstanding Shares, calculated as of the Grant Date;

(d)	So long as it may be required by the rules and policies of the Exchange, the total number of Options issuable to Eligible Persons performing Investor Relations Activities shall not exceed two (2%) percent of the issued and outstanding Shares in any twelve (12) month period;

(e)	All Options granted to Eligible Persons retained to perform Investor Relations Activities will vest and become exercisable in stages over a period of not less than twelve (12) months, with no more than one-quarter (1/4) of such Options vesting and becoming exercisable in any three (3) month period;

(f)	If required by the policies of the Exchange, the Exchange Hold Period (as defined in the policies of the Exchange) will be applied to Shares issuable under this Plan and any certificate(s) representing those Shares will include a legend stipulating that the Shares issued are subject to a four-month Exchange Hold Period commencing from the Grant Date.

(g)	Unless disinterested shareholder approval is obtained, the maximum aggregate number of Shares for which Options may be granted or issued to Insiders (as a group) under this Plan and together with Shares issuable under all other security-based compensation arrangements of the Company shall not exceed 10% of the issued and outstanding Shares of the Company at any point in time;

(h)	Unless disinterested shareholder approval is obtained, the maximum aggregate number of Shares for which Options may be granted or issued to Insiders (as a group) in any twelve (12) month period under this Plan and together with Shares issuable under all other security-based compensation arrangements of the Company, shall not exceed 10% of the issued and outstanding Shares, calculated as of the Grant Date;

3.5	Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. In respect of Options granted to directors, officers, Employees, Consultants, Consultant Companies or Management Company Employees, the Company is representing herein and in the applicable Option Agreement, and the Optionee must represent in the applicable Option Agreement, that the Optionee is a bona fide director, officer, Employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or its subsidiary. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.	EXERCISE OF OPTIONS

4.1	When Options May be Exercised

Subject to sections 4.3, 4.4 and 4.5, an Option may be exercised to purchase any number of Option Shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 4:00 p.m. Pacific Time on the Expiry Date and shall not be exercisable thereafter. If required by applicable policies of the Exchange, an option agreement entered into with an Optionee shall be legended with the Exchange Hold Period which shall be in addition to such other restrictions as may apply under applicable securities laws and imposed by any Regulatory Authorities. If applicable, the Exchange Hold Period will apply to: (i) all Options and Option Shares issued to directors, officers and promoters of the Company and holders of 10% or more of voting shares of the Company; (ii) any Option Shares issued at a discount of more than 10% to Market Value; and (iii) any Options granted with an exercise price of less than Market Value.

4.2	Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Option Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Option Share. Upon notice and payment there will be a binding contract for the issue of the Option Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee’s cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

Notwithstanding the foregoing, in lieu of the exercise price of each Share underlying an Option being paid in cash, the Option may be exercised, except Options granted to persons performing Investor Relations Activities, at the discretion of the Optionee and only with the written permission of the Board and as permitted by the policies of the Exchange, by a “Net Exercise” whereby the Optionee will receive only the number of Shares underlying the Option that is the equal to the quotient obtained by dividing:

(a)	the product of the number of Options being exercised multiplied by the difference between the VWAP of the underlying Shares and the exercise price of the subject Options by

(b)	the VWAP of the underlying Shares.

In the event of a Net Exercise, the number of Options exercised, surrendered or converted, and not the number of Shares actually issued, must be included in calculating the limits set forth in Section 3.4 of the Plan, and must otherwise comply with the rules of the Exchange.

4.3	Vesting of Option Shares

The Board, subject to the policies of the Exchanges, may determine and impose terms upon which each Option shall become Vested in respect of Option Shares. Unless otherwise specified by the Board at the time of granting an Option, and subject to the other limits on Option grants set out in section 3.4 hereof, all Options granted under the Plan shall vest and become exercisable in full upon grant, except Options granted to Consultants performing Investor Relations Activities, which Options must vest in stages over twelve months with no more than one-quarter of the Options vesting in any three month period. Notwithstanding the foregoing, in the event that a Pre-Existing Plan imposed vesting requirements on a Pre-Existing Option, such vesting requirements must be satisfied before any such Pre-Existing Options shall become Vested.

4.4	Termination of Employment

If an Optionee ceases to be an Eligible Person, his or her Option shall be exercisable as follows:

(a)	Death or Disability

If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i)	365 days after the date of death or Disability; and

(ii)	the Expiry Date.

(b)	Termination For Cause

If the Optionee ceases to be an Eligible Person as a result of “termination for cause” of such Optionee by the Company or its subsidiary (or in the case of an Optionee who is a Management Company Employee or Consultant, by the Optionee’s employer), as that term is interpreted by the courts of the jurisdiction in which the Optionee is employed or engaged, any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c)	Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days (30 days if the Optionee was engaged in Investor Relations Activities) after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person. Notwithstanding the foregoing, the Board of Directors of the Company may, in its sole discretion if it determines such is in the best interests of the Company, extend this 90 day termination date to a later date within a reasonable period not exceeding the earlier of the Expiry Date and to one year in accordance with the Exchange Policies.

(d)	Spin-Out Transactions

If pursuant to the operation of subsection 5.3(c) and following any required Regulatory Approvals an Optionee receives options (the “New Options”) to purchase securities of another company (the “New Company”) in respect of the Optionee’s Options (the “Subject Options”), the New Options shall expire on the earlier of: (i) the Expiry Date of the Subject Options; (ii) if the Optionee does not become an Eligible Person in respect of the New Company, the date that the Subject Options expire pursuant to subsection 4.4(a), (b) or (c), as applicable; (iii) if the Optionee becomes an Eligible Person in respect of the New Company, the date that the New Options expire pursuant to the terms of the New Company’s stock option plan that correspond to subsections 4.4(a), (b) or (c) hereof; and (iv) the date that is one (1) year after the Optionee ceases to be an Eligible Person in respect of the New Company or such shorter period as determined by the Board.

For purposes of this section 4.4, the dates of death, Disability, termination, retirement, voluntary resignation, ceasing to be an Eligible Person and incapacity shall be interpreted to be without regard to any period of notice (statutory or otherwise) or whether the Optionee or his or her estate continues thereafter to receive any compensatory payments from the Company or is paid salary by the Company in lieu of notice of termination.

For greater certainty, an Option that had not become Vested in respect of certain Unissued Option Shares at the time that the relevant event referred to in this section 4.4 occurred, shall not be or become vested or exercisable in respect of such Unissued Option Shares and shall be cancelled.

4.5	Extension of Expiry Date During Black-Out Period

If the Expiry Date in respect of any Option occurs during a Blackout Period, the Expiry Date of the Option shall be automatically extended to the date that is ten (10) trading days following the end of such Blackout Period (the “Extension Period”); provided that if an additional Blackout Period is subsequently imposed by the Company during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional Blackout Period to enable the exercise of such Options within ten (10) trading days following the end of the last imposed Blackout Period.

4.6	Effect of a Take-Over Bid

If a bona fide offer (an “Offer”) for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of Subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon (subject to the approval of the Exchanges) all Option Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of subsection (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to section 4.3 shall be reinstated. If any Option Shares are returned to the Company under this section 4.6, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

4.7	Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Board may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer, provided that any accelerated vesting of Options granted to Consultants performing Investor Relations Activities shall be subject to the prior written approval of the Exchanges and must vest in accordance with section 3.4(e) of the Plan. The Board shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than 5 business days’ and not more than 35 days’ notice is required.

4.8	Compulsory Acquisition or Going Private Transaction

If and whenever, following a take-over bid or issuer bid, there shall be a compulsory acquisition of the Shares of the Company pursuant to Division 6 of the Business Corporations Act (British Columbia) or any successor or similar legislation, or any amalgamation, merger or arrangement in which securities acquired in a formal take-over bid may be voted under the conditions described in Section 8.2 of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, then following the date upon which such compulsory acquisition, amalgamation, merger or arrangement is effective, an Optionee shall be entitled to receive, and shall accept, for the same exercise price, in lieu of the number of Shares to which such Optionee was theretofore entitled to purchase upon the exercise of his or her Options, the aggregate amount of cash, shares, other securities or other property which such Optionee would have been entitled to receive as a result of such bid if he or she had tendered such number of Shares to the take-over bid.

4.9	Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option will become Vested, whereupon such Option may be exercised in whole or in part by the Optionee, subject to the approval of the Exchanges, if necessary.

4.10	Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company (including, in the case of a Management Company Employee or Consultant, termination of the company providing such management or consulting services to the Company or its subsidiary), the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.11	Shares Not Acquired

Any Unissued Option Shares not acquired by an Optionee under an Option which has expired may be made the subject of a further Option pursuant to the provisions of the Plan.

5.	ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1	Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a “Share Reorganization”) then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a)	the Option Price will be adjusted to a price per Share which is the product of:

(i)	the Option Price in effect immediately before that effective date or record date; and

(ii)	a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)	the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in clause (a)(ii).

For greater certainty, any adjustment, including any Share Reorganization, other than in connection with a consolidation or stock split, to an Option granted or issued under this Plan is subject to the prior acceptance of the Exchange if required by such Exchange, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

5.2	Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a)	shares of the Company, other than the Shares;

(b)	evidences of indebtedness;

(c)	any cash or other assets, excluding cash dividends (other than cash dividends which the Board has determined to be outside the normal course); or

(d)	rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a “Special Distribution”), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.3	Corporate Organization

Whenever there is:

(a)	a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2;

(b)	a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities;

(c)	an arrangement or other transaction under which, among other things, the business or assets of the Company become, collectively, the business and assets of two or more companies with the same shareholder group upon the distribution to the Company’s shareholders, or the exchange with the Company’s shareholders, of securities of the Company, or securities of another company, or both; or

(d)	a transaction whereby all or substantially all of the Company’s undertaking and assets become the property of another corporation;

(any such event being herein called a “Corporate Reorganization”) subject to the prior acceptance of the Exchange if required by such Exchange, the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Board.

5.4	Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company’s auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Board may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5	Regulatory Approval

Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of sections 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction.

6.	MISCELLANEOUS

6.1	Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2	Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercisable, to the extent to which such options are then Vested, upon the receipt of such approval and after receiving Disinterested Shareholder Approval (as required by the Exchanges) of each such Option granted prior to approval of the Plan. Disinterested Shareholder Approval and Exchange Approval, if required by Exchange Policies, must be obtained for any reduction in the exercise price of any Option or extension of the term of an Option granted under this Plan if the Optionee is an Insider of the Company at the time of the proposed amendment. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchanges and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3	Administration of the Plan

The Board shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4	Withholding Taxes

The Company or any subsidiary of the Company may take such steps as are considered necessary or appropriate for the withholding and/or remittance of any taxes which the Company or any subsidiary of the Company is required by any law or regulation of any governmental authority whatsoever to withhold and/or remit in connection with any Option or Option exercise including, without limiting the generality of the foregoing, the withholding and/or remitting of all or any portion of any payment or the withholding of the issue of Common Shares to be issued upon the exercise of any Option until such time as the Optionee has paid to the Company or any subsidiary of the Company (in addition to the exercise price payable for the exercise of Options) the amount which the Company or subsidiary of the Company reasonably determines is required to be withheld and/or remitted with respect to such taxes.

6.5	Amendments to the Plan

The Board may from time to time, subject to applicable law and to the prior approval, if required, of the shareholders, the Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee.

6.6	Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

6.7	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.8	Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith. All Options are subject to the rules and regulations of the applicable regulatory authorities and securities laws.

6.9	No Assignment

No Optionee may assign any of his or her rights under the Plan or any option granted thereunder.

6.10	Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.11	Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.12	Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the province of British Columbia.

6.13	Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.14	Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

Approved by the Board of Directors on June 20, 2022

SCHEDULE “A”

DIGIHOST TECHNOLOGY INC.

STOCK OPTION PLAN - OPTION AGREEMENT

[If the Shares are listed on the TSXV, the following legend is required in respect of: (i) Options with an Option Price at a discount to the Market Value; or (ii) Options granted to directors, officers, promoters of the Company or persons holding securities carrying more than 10% of the voting rights and who have elected or appointed or have the right to elect or appoint one or more directors or senior officers of the Company: Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this agreement and any securities issued upon exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until ●, 20● [four months and one day after the date of grant].]

This Option Agreement is entered into between Digihost Technology Inc. (the “Company”) and the Optionee named below pursuant to the Company’s Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	on ●, 20● (the “Grant Date”);

2.	● (the “Optionee”);

3.	was granted the option (the “Option”) to purchase ● Common Shares (the “Option Shares”) of the Company;

4.	for the price (the “Option Price”) of $● per Option Share;

5.	which shall be exercisable immediately commencing on the Grant Date [OR set forth applicable vesting schedule];

6.	terminating on the ●, 20● (the “Expiry Date”);

all on the terms and subject to the conditions set out in the Plan. For greater certainty, Option Shares continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

The Optionee acknowledges that any Option Shares received by him upon exercise of the Option have not been registered under the United States Securities Act of 1933, as amended, or the Blue Sky laws of any state (collectively, the “Securities Acts”). The Optionee acknowledges and understands that the Company is under no obligation to register, under the Securities Acts, the Option Shares received by him or to assist him in complying with any exemption from such registration if he should at a later date wish to dispose of the Option Shares. [Following to be included in Option Agreements with “U.S. Persons” - The Optionee acknowledges that the Option Shares shall bear a legend restricting the transferability thereof, such legend to be substantially in the following form (or such other form as may be advised by counsel to the Company):

“The shares represented by this certificate have not been registered or qualified under the United States Securities Act of 1933, as amended or state securities laws. The shares may not be offered for sale, sold, pledged or otherwise disposed of unless so registered or qualified, unless an exemption exists or unless such disposition is not subject to U.S. federal or state securities laws, and the Company may require that the availability of any exemption or the inapplicability of such securities laws be established by an opinion of counsel, which opinion of counsel shall be reasonably satisfactory to the Company.”]

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

Acknowledgement – Personal Information

The Optionee hereby acknowledges and consents to:

(a)	the disclosure to the TSX Venture Exchange and all other regulatory authorities of all personal information of the undersigned obtained by the Company; and

(b)	the collection, use and disclosure of such personal information by the TSX Venture Exchange and all other regulatory authorities in accordance with their requirements, including the provision to third party service providers, from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ● day of ●, 20●.

DIGIHOST TECHNOLOGY INC.

Signature	Authorized Signatory

Print Name

Address

Schedule “C”

DIGIHOST TECHNOLOGY INC.

(the “Corporation”)

RESTRICTED SHARE UNIT INCENTIVE PLAN

(Approved by the board: September 23, 2024; Approved by the shareholders: ●)

Digihost Technology Inc., a corporation incorporated under the laws of British Columbia (the “Company”), sets forth herein the terms of its Restricted Share Unit Incentive Plan (the “Plan”), as follows:

1.	PURPOSE

The Plan is intended to enhance the Company’s and its Affiliates’ (as defined herein) ability to attract and retain highly qualified officers, directors, key employees, consultants and other persons, and to motivate such officers, directors, key employees, consultants and other persons to serve the Company and its Affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plan provides for the grant of restricted share units. Any of these awards of restricted share units may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof (as such performance goals are specified in the Award Agreement).

2.	DEFINITIONS

For purposes of interpreting the Plan and related documents (including Award Agreements), the following definitions shall apply:

2.1 “Affiliate” means, with respect to the Company, any person or company if it is a Subsidiary entity of the other or if both are Subsidiary entities of the same person or company within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions.

2.2 “Award” means a grant of Restricted Share Units under the Plan.

2.3 “Award Agreement” means the written agreement between the Company and a Grantee that evidences and sets out the terms and conditions of an Award.

2.4 “Board” means the Board of Directors of the Company.

2.5 “Cause” means, as determined by the Board and unless otherwise provided in an applicable agreement with the Company or an Affiliate, (i) gross negligence or willful misconduct in connection with the performance of duties; (ii) conviction of a criminal offense; or (iii) material breach of any term of any employment, consulting or other services, confidentiality, intellectual property or non-competition agreements, if any, between the Service Provider and the Company or an Affiliate.

2.6 “Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(i)	any transaction (other than a transaction described in clause (iii) below) pursuant to which any Person or group of Persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Company representing 50% or more of the aggregate voting power of all of the Company’s then issued and outstanding securities entitled to vote in the election of directors of the Company, other than any such acquisition that occurs upon the exercise or settlement of options or other securities granted by the Company under any of the Company’s equity incentive plans;

(ii)	there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Company immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii)	the sale, lease, exchange, license or other disposition of all or substantially all of the Company’s assets to a Person other than a Person that was an Affiliate of the Company at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than 50% of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Company in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, exchange, license or other disposition;

(iv)	the passing of a resolution by the Board or shareholders of the Company to substantially liquidate the assets of the Company or wind up the Company’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Company in circumstances where the business of the Company is continued and the shareholdings remain substantially the same following the re-arrangement); or

(v)	individuals who, on the Effective Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board;

2.7 “Class A Shares” means the proportionate voting shares in the capital of the Company;

2.8 “Class B Shares” means the subordinate voting shares in the capital of the Company;

2.9 “Committee” means the Compensation committee of the Board, and designated from time to time by resolution of, the Board, which shall be constituted as provided in Section 3.2.

2.10 “Company” means Digihost Technology Inc.

2.11 “Consultant” means, in relation to the Company, an individual (other than an Employee or a Director of the Issuer) or company that:

(a)	is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an Affiliate of the Company, other than services provided in relation to a distribution;

(b)	provides the services under a written contract between the Company or the Affiliate and the individual or the company, as the case may be;

(i)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate of the Company; and

(ii)	has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

2.12 “Director” means a director, senior officer or Management Company Employee of the Company.

2.13 “Effective Date” means September 23, 2024, the date the Plan is approved by the Board.

2.14 “Employee” means:

(a)	an individual who is considered an employee of the Company or its Subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source);

(b)	an individual who works full-time for the Company or its Subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(c)	an individual who works for the Company or its Subsidiary on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source.

2.15 “Exchanges” means the TSX Venture Exchange or the Toronto Stock Exchange, being the stock exchange on which the Shares may be listed from time to time and, if applicable, any other stock exchange on which the Shares are listed.

2.16 “Fair Market Value” means the value of a Share, determined as follows: if on the Grant Date or other determination date the Class B Shares are listed on the Exchange or another established national or regional stock exchange or is publicly traded on an established securities market, the Fair Market Value of the Company’s Class B Shares shall be the closing price of the Class B Shares on such exchange or in such market (if there is more than one such exchange or market the Board shall determine the appropriate exchange or market) on the Grant Date or such other determination date (or if there is no such reported closing price, the Fair Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of Class B Shares is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the Class B Shares are not listed on such an exchange, quoted on such system or traded on such a market, Fair Market Value shall be the value of a Class B Share as determined by the Board in good faith. In no case shall the Fair Market Value be less than any allowable discount, if any, permitted by the policies of the Exchange.

2.17 “GAAP” means, at any time, accounting principles generally accepted in Canada applying IFRS, including those set out in the Handbook of the Chartered Professional Accountants of Canada, at the relevant time applied on a consistent basis.

2.18 “Grant Date” means, as determined by the Board, the latest to occur of (i) the date as of which the Board approves an Award, (ii) the date on which the recipient of an Award first becomes eligible to receive an Award under Section 6 hereof, or (iii) such other date as may be specified by the Board.

2.19 “Grantee” means a person who receives or holds an Award under the Plan.

2.20 “IFRS” means International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

2.21 “Management Company Employee” means an individual employed by a person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in investor relations activities.

2.22 “Outside Director” means a member of the Board who is not an officer or employee of the Company.

2.23 “Plan” means this Digihost Technology Inc. Restricted Share Unit Incentive Plan.

2.24 “Restricted Share Unit” or “RSU” means a bookkeeping entry representing the right to receive one Share, subject to the restrictions and vesting provisions provided herein, and awarded to a Grantee pursuant to Section 8 hereof.

2.25 “Securities Act” means the Securities Act (Ontario), as now in effect or as hereafter amended.

2.26 “Service” means service of a Service Provider to the Company or an Affiliate. Unless otherwise stated in the applicable Award Agreement, a Grantee’s change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be a Service Provider to the Company or an Affiliate. Subject to the preceding sentence, whether a termination of Service shall have occurred for purposes of the Plan shall be determined by the Board, which determination shall be final, binding and conclusive.

2.27 “Service Provider” means an Employee, Director, or Consultant of the Company or its Subsidiary.

2.28 “Shares” means the Class A Shares and Class B Shares in the capital of the Company.

2.29 “Subsidiary” means any “subsidiary entity” of the Company within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions.

3.	ADMINISTRATION OF THE PLAN

3.1	Board

The Board shall have such powers and authorities related to the administration of the Plan as are consistent with the Company’s articles and applicable law. The Board shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Award or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the Plan that the Board deems to be necessary or appropriate to the administration of the Plan, any Award or any Award Agreement. All such actions and determinations shall be by the affirmative vote of a majority of the members of the Board present at a meeting or by unanimous consent of the Board executed in writing in accordance with the Company’s articles and applicable law. The interpretation and construction by the Board of any provision of the Plan, any Award or any Award Agreement shall be final, binding and conclusive.

3.2	Committee

The Board from time to time may delegate to the Committee such powers and authorities related to the administration and implementation of the Plan, as set forth in Section 3.1 above and other applicable provisions, as the Board shall determine, other than the Board’s power and authority to grant awards or to issue Class B Shares to Grantees upon the vesting of an Award, consistent with the articles of the Company and applicable law.

(i) Except as provided in Subsection (ii) and except as the Board may otherwise determine, the Committee, if any, appointed by the Board to administer the Plan shall consist of two or more Outside Directors of the Company who meet such requirements as may be established from time to time by the securities regulatory authorities for such incentive plans and who comply with the independence requirements of applicable securities regulatory policies.

(ii) The Board may also appoint one or more separate committees of the Board, each composed of one or more directors of the Company who need not be Outside Directors, who may administer the Plan and may determine all terms of such Awards.

Notwithstanding the foregoing, the Board may not delegate its authority to grant Awards or to issue Class B Shares to Grantees upon the vesting of an Award.

In the event that the Plan, any Award or any Award Agreement entered into hereunder provides for any action to be taken by or determination to be made by the Board, such action may be taken or such determination may be made by the Committee if the power and authority to do so has been delegated to the Committee by the Board as provided for in this Section. Unless otherwise expressly determined by the Board, any such action or determination by the Committee shall be final, binding and conclusive. To the extent permitted by law, the Committee may delegate its authority under the Plan to a member of the Board.

3.3	Terms of Awards

Subject to the other terms and conditions of the Plan, the Board shall have full and final authority to:

(i)	designate Grantees;

(ii)	determine the number of Class B Shares to be subject to an Award;

(iii)	establish the terms and conditions of each Award (including, but not limited to, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting or forfeiture of an Award and any other terms or conditions);

(iv)	prescribe the form of each Award Agreement evidencing an Award;

(iv)	establish performance criteria; and

(v)	amend, modify, or supplement the terms of any outstanding Award. Such authority specifically includes the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside Canada to recognize differences in local law, tax policy, or custom.

As a condition to any subsequent Award, the Board shall have the right, at its discretion, to require Grantees to return to the Company Awards previously made under the Plan. Subject to the terms and conditions of the Plan, any such new Award shall be upon such terms and conditions as are specified by the Board at the time the new Award is made. The Board shall have the right, in its discretion, to make Awards in substitution or exchange for any other award under another plan of the Company, any Affiliate, or any business entity to be acquired by the Company or an Affiliate. The Company may retain the right in an Award Agreement to cause a forfeiture of the gain realized by a Grantee on account of actions taken by the Grantee in violation or breach of or in conflict with any employment agreement, non-competition agreement, any agreement prohibiting solicitation of employees or clients of the Company or any Affiliate thereof or any confidentiality obligation with respect to the Company or any Affiliate thereof or otherwise in competition with the Company or any Affiliate thereof, to the extent specified in such Award Agreement applicable to the Grantee. Furthermore, the Company may, within 30 days, annul an Award if the Grantee is an employee of the Company or an Affiliate thereof and is terminated for Cause. The grant of any Award shall be contingent upon the Grantee executing the appropriate Award Agreement.

3.4	No Liability

No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award or Award Agreement.

3.5	Book Entry

Notwithstanding any other provision of this Plan to the contrary, the Company may elect to satisfy any requirement under this Plan for the delivery of share certificates through the use of book-entry.

3.6	Press Release

A grant of any Award under this Plan to a Director and any amendment to an Award issued under this Plan to a Director must be disclosed to the public by way of a news release that must be disseminated on the day the Award is granted or amended, as applicable.

4.	SHARES SUBJECT TO THE PLAN

The Class B Shares issued or to be issued under the Plan shall be authorized but unissued shares. Subject to adjustment as provided in Section 11 hereof, the maximum number of Class B Shares available for issuance under the Plan shall be 10% of the total number of issued and outstanding Class B Shares, and shall be fixed at 3,300,000 Class B Shares. The number of Class B Shares issued or to be issued under the Plan and all other security based compensation arrangements, at any time, shall not exceed 20% of the total number of the issued and outstanding Shares. If any Class B Shares covered by an Award are forfeited, or if an Award terminates without delivery of any Class B Shares subject thereto, then the number of Class B Shares counted against the aggregate number of Class B Shares available under the Plan with respect to such Award shall, to the extent of any such forfeiture or termination, again be available for making Awards under the Plan. The Board shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions. The number of Class B Shares reserved pursuant to this Section 4 may be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of Class B Shares subject to Awards before and after the substitution.

Notwithstanding the foregoing:

(i)	Unless disinterested shareholder approval has been obtained, the number of securities issuable to insiders of the Company (as a group) under all security-based compensation arrangements, including the Plan, at any time, cannot exceed 10% of the issued and outstanding Shares;

(ii)	Unless disinterested shareholder approval has been obtained, the number of securities issued to insiders of the Company (as a group) pursuant to such arrangements, within any one-year period, cannot exceed 10% of the issued and outstanding Shares;

(iii)	the aggregate number of Class B Shares issuable to all Consultants pursuant to Awards within any one-year period, cannot exceed 2% of the issued and outstanding Shares; and

(iv)	the annual grant of Awards under this Plan to any one Non-Employee Director shall not exceed $150,000 in value excluding any one time sign on awards or equity granted in lieu of cash retainers.

(v)	Unless disinterested shareholder approval is obtained and except as otherwise may be permitted by the policies of the Exchange, the maximum aggregate number of Class B Shares that are issuable pursuant to the Plan together with all security-based compensation arrangements granted or issued in any 12 month period to any one Grantee must not exceed 5% of the Shares, calculated as at the date of any Security Based Arrangement is granted or issued to the Grantee;

5.	EFFECTIVE DATE, DURATION AND AMENDMENTS

5.1	Effective Date

The Plan shall be effective as of the Effective Date, subject to approval of the Plan by the Company’s shareholders within one year of the Effective Date. Upon approval of the Plan by the shareholders of the Company as set forth above, all Awards made under the Plan on or after the Effective Date shall be fully effective as if the shareholders of the Company had approved the Plan on the Effective Date. If the shareholders fail to approve the Plan within one year after the Effective Date, any Awards made hereunder shall be null and void and of no effect.

5.2	Term

The Plan shall terminate automatically ten (10) years after the Effective Date and may be terminated on any earlier date or extended as provided in Section 5.3.

5.3	Amendment and Termination of the Plan

i.	The Board may suspend or terminate the Plan at any time, or from time to time amend or revise the terms of the Plan or any granted Award without the consent of the Participants provided that such suspension, termination, amendment or revision shall:

(a)	not adversely alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Plan;

(b)	be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Company, the Exchange, or any other regulatory body having authority over the Company; and

(c)	be subject to shareholder approval and Exchange approval, where required by law or the requirements of the Exchange provided that the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Company, subject to the prior approval of the Exchange, where required, make the following amendments to this Plan:

(i)	any amendment to the vesting provision, if applicable, or assignability provisions of the Awards;

(ii)	any amendment regarding the effect of termination of a Participant’s employment or engagement;

(iii)	any amendment which accelerates the date on which any RSU may vest under the Plan;

(iv)	any amendment necessary to comply with applicable law or the requirements of the Exchange or any other regulatory body;

(v)	any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan;

(vi)	any amendment regarding the administration of the Plan; and

(vii)	any other amendment that does not require the approval of the shareholders of the Company under Section 5.3(ii).

ii.	Notwithstanding Section 5.3(iii)., the Board shall be required to obtain shareholder approval to make the following amendments:

(a)	any increase to the maximum number of Class B Shares issuable under the Plan, except in the event of an adjustment pursuant to Article 11

(b)	any amendment which extends the Restriction Period of any RSU beyond the original expiry date or Restriction Period [to the extent such amendment benefits a Grantee];

(c)	any amendment which increases the maximum number of Class B Shares that may be (i) issuable to Grantees at any time; or (ii) issued to Grantees under the Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Article 11; and

(d)	any amendment to the amendment provisions of the Plan;

provided that Class B Shares held directly or indirectly by Grantees benefiting from the amendments shall be excluded when obtaining such shareholder approval.

6.	AWARD ELIGIBILITY AND LIMITATIONS

6.1	Service Providers

Subject to this Section 6, Awards may be made under the Plan to any Service Provider, as the Board shall determine and designate from time to time. The Company and the Grantee of Restricted Share Units are responsible for ensuring and confirming that the Grantee of Restricted Share Units is a bona fide Service Provider.

6.2	Investor Relations Activities

Persons providing investor relations activities to the Company shall not be eligible to receive any Restricted Share Units under the Plan.

6.3	Successive Awards

An eligible person may receive more than one Award, subject to such restrictions as are provided herein.

7.	AWARD AGREEMENT

Each Award granted pursuant to the Plan shall be evidenced by an Award Agreement, in such form or forms as the Board shall from time to time determine. Award Agreements granted from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of the Plan.

8.	TERMS AND CONDITIONS OF RESTRICTED SHARE UNITS

8.1	Grant of Restricted Share Units

Awards shall be in the form of Restricted Share Units. Subject to the restrictions and vesting provisions provided in Section 8.2, each RSU shall entitle the Grantee to receive one Class B Share.

8.2	Restrictions and Vesting

At the time a grant of Restricted Share Units is made, the Board may, in its sole discretion, establish a period of time (a “Vesting Period”) applicable to such Restricted Share Units. Each Award of Restricted Share Units may be subject to a different Vesting Period. The Board may, in its sole discretion, at the time a grant of Restricted Share Units is made, prescribe restrictions in addition to or other than the expiration of the Vesting Period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the Restricted Share Units in accordance with Section 9.1. Notwithstanding the foregoing, (i) Restricted Share Units shall vest in full from a period beginning on the Grant Date to the date which is not later than three (3) years from the Grant Date; (ii) Restricted Share Units for which vesting may be accelerated by achieving performance targets shall vest in full from a period beginning on the Grant Date to the date which is not later than three (3) years from the Grant Date; and, (iii) at the election of an Outside Director at the time the Award is granted, Restricted Share Units may vest in full from a period beginning on the Grant Date to the date which is not later than three (3) years from the Grant Date, and (b) if no election is made, upon the earlier of a Change of Control in accordance with Section 11.2 or his or her resignation from the Board; and (iv) except for the cessation of a Service Provider’s position as a Service Provider as described in Section 11.2, in no case shall a Restricted Stock Unit vest within one (1) year from the Grant Date.

Restricted Share Units may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of (other than to the Grantee’s beneficiary or estate, as the case may be, upon the death of the Grantee) during the Vesting Period.

Upon the death of a Grantee, any RSUs granted to such Grantee which, prior to the Grantee’s death, have not vested, will immediately vest, subject to the pass of one (1) year from the Grant Date, and the Grantee’s estate shall be entitled to receive payment in accordance with Section 8.6 hereof. Notwithstanding any other provision in the Plan, the period in which the Grantee’s estate may make such a claim of entitlement must not exceed one (1) year from the date of the Grantee’s death.

8.3	Restricted Share Unit Accounts

An account will be maintained by the Secretary of the Company, or such other officer of the Company as the Board may designate, in the name and for the benefit of the Grantee, in which will be recorded the number of RSUs granted to the Grantee, the Grant Date and expiry date of the RSUs.

8.4	Rights of Holders of Restricted Share Units

(a)	Voting and Dividend Rights

Grantees of Restricted Share Units shall have no rights as shareholders of the Company. The Board may provide in an Award Agreement evidencing a grant of Restricted Share Units that the Grantee shall be entitled to receive, upon the Company’s payment of a cash dividend on its outstanding Class B Shares, a cash payment for each Restricted Share Unit granted equal to the per-share dividend paid on the outstanding Class B Shares. Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Restricted Share Units at a price per unit equal to the Fair Market Value of the Class B Shares on the date that such dividend is paid. Any grant of additional Restricted Share Units pursuant to this Section 8.4(a) must be included in the maximum number of Shares subject to the Plan pursuant to Section 4 of the Plan. If there are not a sufficient number of Shares available under the Plan to satisfy the grant of additional Restricted Share Units, notwithstanding any provision in the applicable Award Agreement, the Company shall satisfy the obligation by way of cash payment.

(b)	Creditor’s Rights

A Grantee shall have no rights other than those of a general creditor of the Company. Restricted Share Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement.

8.5	Termination of Service

Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, subject to prior Exchange approval, upon the termination of a Grantee’s Service, any Restricted Share Units granted to a Grantee that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of Restricted Share Units, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to receive dividends with respect to the Restricted Share Units.

8.6	Cash Payment or Delivery of Shares

Upon the expiration or termination of the Vesting Period and the satisfaction of any other restrictions prescribed by the Board, the Restricted Share Units shall vest and shall be settled in either cash or Class B Shares, as the Committee may so determine, unless otherwise provided in the Award Agreement.

A cash payment shall be in the amount equal to the “Market Price” per share as defined in the policies of the applicable stock exchange as the trading day prior to the date of vesting, and certified funds shall be paid for the Restricted Share Units valued at the Market Price. A Class B Share payment shall be for Class B Shares issued by the Company from treasury and a share certificate for that number of Class B Shares equal to the number of vested RSUs shall be free of all restrictions. The cash payment or Class B Shares shall be delivered to the Grantee or the Grantee’s beneficiary or estate, as the case may be.

The Committee shall specify the circumstances in which Awards shall be made or forfeited in the event of termination of Service by the Grantee prior to vesting.

8.7	Exchange Hold Period

If the Award is granted to a director, officer, promoter or other insider of the Company, and if required by the Exchange, then the Award will bear an Exchange Hold Period (as defined in applicable Exchange Policies), and the following legend will be inserted onto the first page of the Award Agreement:

Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the Class B Shares represented by this agreement when vested and issued thereunder may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until ●, 20●, [i.e., four months and one day after the date of Award grant].

9.	TERMS AND CONDITIONS OF AWARDS

9.1	Performance Conditions

The granting and vesting of RSUs may be subject to such performance conditions as may be specified by the Board in the Award Agreement. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to performance conditions.

9.2	Performance Goals Generally

The performance goals for Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 9.1. Performance goals shall be objective and shall otherwise meet the requirements that the level or levels of performance targeted by the Committee result in the achievement of performance goals being “substantially uncertain”. The Committee may determine that Awards shall vest upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to the vesting of an Award. Performance goals may differ for Awards granted to any one Grantee or to different Grantees.

9.3	Business Criteria

The Board, in its sole discretion, may establish business criteria for the purpose of establishing performance goals in accordance with Section 9.1, including but not limited to, one or more of the following business criteria for the Company, on a consolidated basis, and/or specified Subsidiaries or business units of the Company (except with respect to the total shareholder return and earnings per share criteria): (1) total shareholder return; (2) such total shareholder return as compared to total return (on a comparable basis) to a peer group of similar publicly available companies or of a publicly available index such as, but not limited to, the S&P/TSX Composite Index; (3) past service to the Company; (4) net income; (5) pre-tax earnings; (6) earnings before interest expense, taxes, depreciation and amortization; (7) pre-tax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (8) operating margin; (9) earnings per share; (10) return on equity; (11) return on capital; (12) return on investment; (13) operating earnings; (14) working capital; (15) ratio of debt to shareholders’ equity; (16) revenue; and (17) free cash flow and free cash flow per share (18) project completion milestones. Business criteria may be measured on an absolute basis or on a relative basis (i.e., performance relative to peer companies) and on a GAAP or non-GAAP basis.

9.4	Timing For Establishing Performance Goals

Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Awards, or at such other date as may be determined by the Board.

9.5	Written Determinations

All determinations by the Committee as to the establishment of performance goals, the amount of any Award and as to the achievement of performance goals relating to Awards, and the amount of any final Awards, shall be made in writing.

10.	REQUIREMENTS OF LAW

10.1	General

The Plan shall comply with the provisions of any applicable law or regulation of any governmental authority, including without limitation any federal, state or provincial securities laws or regulations and the requirements of any stock exchange having jurisdiction. The failure to comply with such laws or regulations, including without limitation the Securities Act, may result in a termination of the Plan and/or the forfeiture of previously granted RSUs.

11.	EFFECT OF CHANGES IN CAPITALIZATION

11.1	Changes in Shares

If the number of outstanding Shares is increased or decreased or the Class B Shares are changed into or exchanged for a different number or kind of shares or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date, the number and kinds of shares for which Awards may be made under the Plan shall be adjusted proportionately and accordingly by the Company. Any adjustment, other than in connection with a Share consolidation or Share split, must be subject to the prior acceptance of the Exchange if required by the Exchange, including any adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization. In addition, the number and kind of shares for which Awards are outstanding shall be adjusted proportionately and accordingly so that the proportionate interest of the Grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event. Notwithstanding the foregoing, in the event of any distribution to the Company’s shareholders of securities of any other entity or other assets (including an extraordinary cash dividend but excluding a non-extraordinary dividend payable in cash or in shares of the Company) without receipt of consideration by the Company, the Company may, in such manner as the Company deems appropriate, adjust the number and kind of shares subject to outstanding Awards.

11.2	Change of Control

If the Company completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control and in connection therewith, a Grantee who was also an officer or employee of, or Consultant to, the Company prior to the Change of Control has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, then all unvested Awards shall immediately vest and be settled.

11.3	Adjustments

Adjustments under Section 11.1 relating to Shares or securities of the Company shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. No fractional shares or other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole Class B Share. The Board may provide in the Award Agreement at the time of grant, or any time thereafter with the consent of the Grantee, for different provisions to apply to an Award in place of those described in Sections 11.1 and 11.3.

11.4	No Limitations on Company

The making of Awards pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure or to merge, consolidate, dissolve, or liquidate, or to sell or transfer all or any part of its business or assets.

12.	GENERAL PROVISIONS

12.1	Disclaimer of Rights

No provision in the Plan or in any Award or Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Company or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Company either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Company. In addition, notwithstanding anything contained in the Plan to the contrary, unless otherwise stated in the applicable Award Agreement, no Award granted under the Plan shall be affected by any change of duties or position of the Grantee, so long as such Grantee continues to be a director, officer, consultant or employee of the Company or an Affiliate. The obligation of the Company to issue Class B Shares or pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation only in respect of those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Company to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any Grantee or beneficiary under the terms of the Plan.

12.2	Nonexclusivity of the Plan

Neither the adoption of the Plan nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable.

12.3	Withholding Taxes

The Company or an Affiliate, as the case may be, shall have the right to deduct from payments of any kind otherwise due to a Grantee any federal, provincial, state, or local taxes of any kind required by law to be withheld with respect to the vesting of an Award or upon the issuance of any Class B Shares upon the vesting of an Award. At the time of such vesting, lapse, or exercise, the Grantee shall pay to the Company or the Affiliate, as the case may be, any amount that the Company or the Affiliate may reasonably determine to be necessary to satisfy such withholding obligation.

12.4	Captions

The use of captions in this Plan or any Award Agreement is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such Award Agreement.

12.5	Other Provisions

Each Award granted under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Board, in its sole discretion.

12.6	Number and Gender

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

12.7	Severability

If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

12.8	Governing Law

The validity and construction of this Plan and the instruments evidencing the Award hereunder shall be governed by the laws of the Province of Ontario, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and the instruments evidencing the Awards granted hereunder to the substantive laws of any other jurisdiction.

12.9	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Class B Shares issued in accordance with the provisions of the Plan.

12.10	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of this Plan shall govern.

12.11	Time of Essence

Time is of the essence of this Plan and of each Award Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

Schedule “D”

Digihost technology inc.

MANDATE OF THE BOARD OF DIRECTORS

1.0	Introduction

The board of directors (the “Board”) of Digihost Technology Inc. (“Digihost” or the “Company”) is responsible for establishing and maintaining a culture of integrity in the conduct of the affairs of Digihost. The Board seeks to discharge this responsibility by satisfying itself as to the integrity of the Chair of the Board, the Chief Executive Officer and management of the Company, and by overseeing and monitoring management to ensure a culture of integrity is maintained.

Although directors may be nominated by certain persons to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of Digihost must be paramount at all times.

2.0	Role and Responsibilities of the Board

The Board discharges its responsibilities directly and through its standing committees, namely the Audit Committee, the Governance & Nomination Committee and the Compensation Committee, and other committees the Board may establish based on the needs of the Company. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board’s primary roles of overseeing the affairs of the Company, principal duties include, but are not limited to the following categories:

2.1 Oversight of Management

(a)	The Board has the responsibility for approving the appointment of the Chief Executive Officer and any other officers of the Company (collectively, the “Officers”), and approving the compensation of the Chief Executive Officer and the employees of the Company following a review of the recommendations of the Compensation Committee.

(b)	The Board has delegated authority to the Chief Executive Officer for the overall management of the Company, including strategy and operations, to ensure the long-term success of the Company and to maximize shareholder value.

(c)	The Board may from time to time delegate authority to the Officers, subject to specified limits. Matters which are outside the scope of the authority delegated to the Officers and material transactions are reviewed by and subject to the prior approval of the Board.

(d)	The Board is responsible for monitoring the performance and training of management.

(e)	The Board will take all reasonable steps to satisfy itself of the integrity of the Chief Executive Officer and management and satisfy itself that the Chief Executive Officer and management create a culture of integrity throughout the organization.

2.2 Board Organization

(a)	The Board will respond to recommendations received from the Governance & Nomination Committee and the Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

(b)	The Board may delegate to committees matters it is responsible for, including the approval of compensation of the Board and management, the approval of interim financial results, the conduct of performance evaluations, oversight of internal control systems, and safety matters. However, the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

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2.3 Monitoring of Financial Performance and Other Financial Reporting Matters

(a)	The Board has oversight responsibility for reviewing and questioning the strategies and plans of the Company.

(b)	The Board has oversight responsibility for reviewing systems for managing the principal risks of the Company’s business including insurance coverage, conduct of material litigation and the effectiveness of internal controls and management information systems.

(c)	The Board is responsible for considering the appropriate measures it may take if the performance of the Company falls short of their goals or other special circumstances warrant.

(d)	The Board shall be responsible for approving the Company’s audited financial statements and the notes related thereto.

(e)	The Board is responsible for reviewing and approving material transactions involving the Company and those matters which the Board is required to approve under its governing legislation and documents, including the payment of distributions, acquisitions and dispositions of material assets by the Company and material expenditures by the Company.

(f)	The Board has responsibility for effectively identifying and monitoring the principal risks of the Company and ensuring implementation of appropriate systems to manage these risks.

(g)	The Board will adopt a strategic planning process to establish objectives and goals for Digihost’s business and will review, approve and modify as appropriate the strategies proposed by senior management to achieve such objectives and goals. The Board will review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of Digihost’s business and affairs.

2.4 Policies and Procedures

(a)	The Board is responsible for:

●	approving and monitoring compliance with all significant policies and procedures by which the Company is operated;

●	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

●	enforcing obligations of the directors respecting confidential treatment of the Company’s proprietary information and Board deliberations.

(b)	The Board has approved a Disclosure and Confidentiality Policy respecting communications to the public.

2.5 Reporting

The Board is responsible for:

●	overseeing the accurate reporting of the financial performance of the Company to its shareholders on a timely and regular basis;

●	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards;

●	ensuring the integrity of the internal control and management information systems of the Company; and

●	taking steps to enhance timely disclosure.

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3.0	Matters Reserved Exclusively for the Board

As a matter of policy, the Board has decided that the following matters must be considered by the entire Board and may not be delegated to any committee:

●	any submission to the shareholders of any question or matter requiring shareholder approval;

●	filling a vacancy among the directors or in the office of auditor;

●	the manner and terms for the issuance of securities;

●	declaring dividends;

●	the purchase, redemption or other acquisition of shares of the Company;

●	paying a commission or allowing a discount to any person in consideration of his or her subscription for shares of the Company or role in procuring subscriptions for any such shares;

●	approving a management information circular, take-over bid circular, directors’ circular or (if applicable) annual information form;

●	approving annual and quarterly financial statements; and

●	the adoption, amendment or repeal of the Company’s by-laws.

4.0	Corporate Policies

The Board will adopt and annually review policies and procedures designed to ensure that Digihost, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct Digihost’s business ethically and with honesty and integrity. Principal policies consist of:

●	Code of Business Conduct and Ethics;

●	Disclosure and Confidentiality Policy;

●	Securities Trading Policy; and

●	Whistleblower Policy.

5.0	Review of Mandate

The Governance & Nomination Committee and the Compensation Committee will annually review and assess the adequacy of this mandate and recommend any proposed changes to the Board for consideration.

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